
05050778

EXPANDING OUR HORIZONS

2004 Annual Report • Arbitron Inc.


ARBITRON

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

As of and for the Years Ended December 31,	2004	2003	2002	2001	2000
Statement of Income Data					
Revenue	$296,553	$273,550	$249,757	$227,534	$206,791
Costs and expenses	205,669	187,613	169,645	156,273	135,373
Operating income	90,884	85,937	80,112	71,261	71,418
Equity in net income of affiliate	7,552	6,754	5,627	4,285	3,397
Income before interest and income tax expense	98,436	92,691	85,739	75,546	74,815
Interest expense, net	6,810	11,597	16,219	15,279	–
Income before income tax expense	91,626	81,094	69,520	60,267	74,815
Income tax expense	31,061	31,221	26,765	23,805	29,552
Net income	$60,565	$49,873	$42,755	$36,462	$45,263
Net Income and Pro Forma Net Income Per Weighted Average Common Share[1]					
Basic	$1.96	$1.66	$1.45	$1.25	$1.56
Diluted	$1.92	$1.63	$1.42	$1.24	$1.54
Weighted Average and Pro Forma Weighted Average Common Shares Used in Calculations					
Basic	30,972	30,010	29,413	29,164	29,046
Diluted[2]	31,471	30,616	30,049	29,483	29,347
Balance Sheet Data					
Current assets	$120,161	$116,857	$86,422	$67,658	$60,344
Total assets	196,121	184,194	156,038	126,841	107,876
Long-term debt	50,000	105,000	165,000	205,000	–
Stockholders' equity (deficit)	45,380	(18,073)	(100,579)	(169,109)	33,222

During the years presented, Arbitron did not pay any dividends on its common stock.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002, with the exception of a provision for acquisitions occurring after June 30, 2001, which was adopted on July 1, 2001. Goodwill amortization expense for both 2001 and 2000 was $2.2 million.

[1] For the year ended December 31, 2001, the computations of pro forma net income per weighted average common share are based upon Ceridian's weighted average common shares and potentially dilutive securities outstanding through March 31, 2001, adjusted for the one-for-five reverse stock split, and Arbitron's weighted average common shares and potentially dilutive securities for the remainder of the year. For the year ended December 31, 2000, the pro forma net income per weighted average common share computations are based upon Ceridian's weighted average common shares and potentially dilutive securities, adjusted for the one-for-five reverse stock split.

[2] The diluted pro forma weighted average common shares assumes that all of Ceridian's historical dilutive securities were converted into Arbitron securities for the three months ended March 31, 2001, and for the year ended December 31, 2000.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding Arbitron in this document that are not historical in nature, particularly those that utilize terminology such as "may," "will," "should," "likely," "expects," "anticipates," "estimates," "believes" or "plans," or comparable terminology, are forward-looking statements based on current expectations about future events, which Arbitron has derived from information currently available to it. These forward-looking statements involve known and unknown risks and uncertainties that may cause our results to be materially different from results implied in such forward-looking statements. These risks and uncertainties include whether we will be able to:

- renew all or part of contracts with large customers as they expire;
- successfully execute our business strategies, including implementation of our Portable People Meter services;
- effectively manage the impact of consolidation in the radio and advertising agency industries;
- keep up with rapidly changing technological needs of our customer base, including creating new proprietary software systems and new customer products and services that meet these needs in a timely manner;
- successfully manage the impact on our business of any economic downturn generally and in the advertising market in particular; and
- successfully manage the impact on costs of data collection due to privacy concerns and/or government regulations.

Additional important factors known to Arbitron that could cause forward-looking statements to turn out to be incorrect are identified and discussed from time to time in Arbitron's filings with the Securities and Exchange Commission, including in particular the risk factors discussed under the caption "ITEM 1. BUSINESS – Business Risks" in our Annual Report on Form 10-K.

The forward-looking statements contained in this document speak only as of the date hereof, and Arbitron undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.

LETTER TO STOCKHOLDERS:



"This is my opportunity, once each year, to provide you with a brief "state of the union" for the company. Even if this annual report were not required, I would want to take the time to give you a sense of how we are doing; to note our successes; to comment on our challenges; and to lay out the path we are taking as we expand our horizons so that we can grow the company."

— Steve Morris
President & Chief Executive Officer

Let us begin with a look at our performance in 2004, the subject of this annual report.

The ad recovery in 2004—particularly for radio, our largest customer segment—did not rebound as strongly as anticipated. Once again, we faced a year in which the industry economics were less favorable than we had planned for when the year started. Yet, once again, Arbitron was able to generate consistent revenue and profitability growth in 2004. And we were able to continue our investments in new services that we believe represent the future of media information. These new services represent opportunities for us to strengthen our core business and to expand our horizons as a leading provider in media and marketing information.

We grew our revenue for the year to $296.6 million, an increase of 8.4 percent over revenue of $273.6 million for 2003. This full-year number reflects revenue derived from the acquisition of Marketing Resources Plus™ (MRP) in March. Our organic growth without MRP for the year was 6.2 percent, which is a couple of points below our long-term trend, reflecting the slowdown caused by the difficult market conditions I discussed above.

Our net income for 2004 increased 21.4 percent to $60.6 million, compared with $49.9 million in 2003. (A major factor in the increase was the one-time tax benefit of $4.2 million that we took in the third quarter.) Net income per share (diluted) in 2004 was $1.92, compared with $1.63 per share (diluted) in 2003. Putting the tax benefit aside, our net income per share would have been $1.79 for the year, up 9.8 percent.

Our financial accomplishments in 2004 weren't limited to growth in revenue and continued profitability. In 2004, we paid off a $200 million loan, one that was drawn on our credit facility in March 2001 when we first went public. In 2004, we achieved a positive net worth. Today, we are cash positive; and we continue to generate strong positive cash flow every day.

In February 2005, our Board of Directors approved the payment of Arbitron's first quarterly cash dividend of ten cents per common share. This was a significant milestone for the company. Our solid and consistent business model allows us to reward our investors with a direct, tangible return in the form of a dividend. Most important, we are building value for shareholders without compromising our ability to invest in the Portable People Meter (PPM℠) in order to grow our core business and expand into new markets.

Those are the financial headlines. In 2004, we also worked to expand our horizons in a number of other key areas. I want to review them in some detail.

First of all, we emerged from the year with new, long-term contracts with our two largest customers: Clear Channel Communications and Infinity Broadcasting. Both are also currently participating in our Houston demonstration of the PPM, and both are actively engaged with us in a discussion of how to make a transition to passive, electronic measurement a positive event for both buyers and sellers of radio time.

Second, we have made significant progress in our effort to develop the PPM as a local market ratings system. Based on the initial recruitment efforts for the Houston trial market, Arbitron is demonstrating that, on our own, we can deploy a high-quality, representative panel of consumers for a PPM ratings service. We continue to work with Nielsen Media Research on a potential joint venture that would deploy a PPM-based television and radio ratings service in U.S. local markets. At the same time, Arbitron has plans in place, of necessity, to develop and deploy a PPM-based radio ratings service on our own.

We have made significant progress in international markets with the PPM as well.

In 2004, the PPM technology went commercial for the first time anywhere in the world. BBM Canada, the industry-owned ratings provider, formally adopted the PPM to replace its set-top, push-button people meter service in Quebec and to replace television diaries for Montreal, beginning with the 2004-2005 television year. For the first time, the PPM is being used as the currency for TV buying and selling, and we hope it will be the first of many such decisions around the world.

In November 2004, the PPM took part in a critical test that was part of the U.K. radio industry's route map for introducing electronic radio measurement. In February 2005, RAJAR, the highly respected industry ratings consortium, announced that the PPM has been selected to proceed to the next selection stage in the coveted U.K. radio ratings tender.

PPM in Action



Audio Content Studio Feed
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Encoded Audio Content
1001110 Code 001101
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Transmission/Broadcast
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1001110 Code 001101
Data Transferred to
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Detected by PPM

Our progress with the PPM was not limited to the world of TV and radio ratings.

In September 2004, we announced an agreement with VNU, Inc. to explore the development of a national marketing panel using the PPM as a key technology. Procter & Gamble is collaborating with our two companies to ensure that the service properly addresses the needs of marketers.

The national marketing panel would be designed to address the advertiser issue of accountability and return on investment for media. I attended the Association of National Advertisers conference a week after our announcement, and there was considerable interest among the major advertisers. The buzz then and now is certainly helped by Procter & Gamble's very strong public support of the national marketing panel concept.

We see the marketing panel as being a potential win for media by providing evidence of the impact of media on attitude change and actual purchase behavior. And it's a potential win for advertisers, who can sharpen their targeting strategies and determine how to maximize the effectiveness of their marketing budgets.

Our efforts to expand our horizons weren't limited to what the PPM can contribute. We have progress to report in our core ratings businesses, and for the services that sustain advertising-supported media beyond radio.

In 2004, we began syndicated radio ratings services in eight new U.S. markets, and we announced three additional new markets to begin with the Spring 2005 radio survey.

Our commitment to representing the diversity of the American media marketplace led us to a groundbreaking agreement with Multicultural Broadcasting to survey the radio listening of Chinese-American consumers using bilingual Chinese-English diaries in the Los Angeles and New York metropolitan radio markets in Winter 2005.

Our commitment to improving the quality of our core services led the Media Rating Council® (MRC) to accredit for the first time the consumer booklet portion of the Scarborough local market syndicated service. Additionally, the MRC reaffirmed its continued accreditation of Scarborough's newspaper audience and radio audience data.

Our commitment to helping our customers enhance the accountability of their media and their services led to a technology agreement with eMediaTrade. We plan to use

National Marketing Panel

Unlimited Minutes

Measuring
Market ROI

...and more

...and more

the eMediaTrade technology to help make future versions of media planning, buying and sales software compatible with the American Association of Advertising Agencies (AAAA) standards for the exchange of transaction data between advertising agencies and media outlets.

Accountability is the watchword of our RADAR® network ratings service, which measures national radio audiences and the audience size of network radio programs and commercials. With the March 2005 release of RADAR, we completed the final phase of the sample size increase, bringing the sample size to 80,000 diarykeepers. In addition, Arbitron began using Mediaguide's broadcast monitoring technology to verify whether the radio commercials that were scheduled to be aired on affiliated stations of RADAR-rated networks were broadcast as indicated on the network commercial clearance reports.


您的日記/Your diary
Radio

Arbitron's efforts to expand our horizons weren't limited to our core radio ratings services.

In November 2004, along with comScore Media Metrix, a division of comScore Networks, Inc., we announced the debut of a new online radio ratings service with America Online's AOL Radio Network; Yahoo!'s LAUNCHcast; and Microsoft's MSN Radio and Windowsmedia.com signed on as charter subscribers for the new service. In early 2005, Live365 also signed on to the new service.

With Scarborough and Simon Property Group, we began a series of initiatives designed to significantly enhance Scarborough's shopping center audience measurements and metrics. The goal is to enhance the planning and buying of advertising in shopping centers.

When I step back from the specifics of 2004, there are some important observations about Arbitron as we face 2005 and beyond.

First of all, Arbitron is financially strong. We are strong enough to maintain the integrity of our services and of our marketing strategy when we sit at the negotiating table with our largest customers. We are strong enough to generate the cash we need to invest in the quality of our core services as well as in the Portable People Meter—both as a local market ratings service and as an enhanced marketing research service for advertisers. We are also strong enough to expand Arbitron's horizons using our own expertise and financial resources to pursue our ambitious growth objectives. While alliances and joint ventures will remain an important strategy for growth, Arbitron has the intellectual and financial resources to move forward independently, if necessary.

My second observation is that I believe that the company's long-term strategic vision seems right on target. Virtually every innovation in media confirms the validity of our development of single-source multimedia, portable, passive audience measurement. We are clearly leading the way with new information services that will revolutionize how the industries we serve do business. And we have every indication that our customers believe that we're going in the right direction.

My third observation is, we have demonstrated that we are effective innovators. When you look at the ideas that we have developed for the market, it is very impressive indeed:

- The idea of single-source multimedia, portable, passive audience measurement
- Using the PPM to create a unified database linking media exposure to consumer purchase behavior

- The creative use of partnerships such as Scarborough, or alliances such as with BBM and TNS internationally, or with Procter & Gamble and VNU around the marketing panel
- Introducing the outdoor industry to new audience information services
- Inventing a ratings service for Mexico, for online radio, for satellite radio, and for shopping malls

All these efforts are part of the continuing investments we have made to expand the company's horizons. As always, the future brings with it risks—both known and unknown—that we have to manage carefully.

We have consistently demonstrated our ability to manage our risks in order to deliver steady growth in revenue and profitability. Arbitron is a customer-focused company, with a flexible team-oriented structure staffed by some of the most talented people in the media industry.

> "A final plus for the year just ended was to be selected, for the third time in four years, as a Fortune '100 Best Companies to Work For.'"

As we work to expand our horizons in 2005, I am asking the people of Arbitron to renew our commitment to an important value that is the key component in Arbitron's success. The word that best sums up this value is accountability. Accountability means taking responsibility for delivering against our promises of quality and increasing value, of portable, passive measurement, of the national marketing panel. And take responsibility for delivering to our shareholders steady, profitable growth in the core ratings business while we work to deliver the incremental opportunity inherent in the PPM.

Accountable is also something that everyone at Arbitron feels for the work that we do individually or as a team. Whatever it is that we are responsible for, we are committed to getting it done, and we are insistent that those on whom we depend do their part equally reliably.

Accountability, along with all those other strengths I mentioned earlier, will help make Arbitron a global leader in media and marketing information.

A final plus for the year just ended was to be selected, for the third time in four years, as a Fortune "100 Best Companies to Work For." As I have said before, one of our core values is that we believe that we are only as good as our people. The better we are at attracting, motivating and retaining the best people, the better we will do for our shareholders.

As I look back at our accomplishments in 2004 and look forward to the challenges and opportunities that I see for Arbitron in the years to come, I am confident that Arbitron has the vision, the talent and the resources to expand our horizons so that we can in fact be a global leader in media and marketing information services.

Steve Morris

Steve Morris
President & Chief Executive Officer

INSIDE ARBITRON INC.


ARBITRON

Arbitron is an international media and marketing research firm primarily serving broadcast, satellite and online radio, cable, advertising agencies, advertisers, outdoor and out-of-home media and, through Scarborough Research, our joint venture with VNU, Inc., Arbitron also provides media and marketing research services to broadcast television and print media.

Arbitron's core services are measuring local radio audiences across the United States and in Mexico; measuring network and national radio audiences in the United States; providing consumer, shopping and media usage information to radio, cable, advertising agencies, advertisers, retailers, broadcast television, outdoor and out-of-home media, magazines, newspapers and online media; and providing application software used for analyzing media audience and marketing information.

As part of its continuing efforts to further expand the markets it serves, Arbitron is developing the Portable People Meter (PPM), a passive, electronic technology to measure a consumer's exposure to multiple media. The PPM is currently being developed for radio, broadcast television and cable ratings in local markets in the United States and as a key component in marketing and consumer information services that can assist marketers in evaluating their advertising, marketing and promotion efforts.

The PPM technology has been adopted in a television ratings service in Canada, and for media measurement applications in Belgium and Singapore.

One application of the PPM that Arbitron is exploring with VNU, Inc. in collaboration with Procter & Gamble is the use of the system as the media collection tool for a national marketing-oriented research service. The objective is to correlate exposure to advertising with shopping behavior and sales. The proposed service would track, in a common sample of consumers, exposure to advertising on national media along with purchase of products and services. The service would produce a measure of advertising effectiveness for advertisers, advertising agencies and broadcasters. The ultimate objective would be to provide advertisers with an enhanced ability to determine the return on investment for their marketing efforts.

The Company has three marketing organizations:

- U.S. Media Services
- Portable People Meter/International, and
- Portable People Meter/National Marketing Panel

U.S. Media Services

Arbitron U.S. Media Services serves approximately 4,600 radio stations and 2,000 advertising agencies and major advertisers, more than 300 television stations, approximately 140 cable customers, more than 150 newspapers and 80 outdoor advertising companies. U.S. Media Services is headed by Owen Charlebois, president, who is based in Columbia, Maryland.

U.S. Media Services is the leading provider of national and local radio audience measurement in the United States. It is also a leader in the business of surveying the retail, media and product purchase patterns of local market consumers. It also markets application software to analyze ratings and consumer data.


DISP
BAND
UP

Measuring Local Market U.S. Radio Audiences

Arbitron measures the size and composition of radio station audiences by periodically surveying radio listeners in more than 290 United States markets. This information is a "currency" that radio stations use to set the price for the sale of their advertising time and to gauge the success of their radio programming strategies. Advertising agencies and corporate advertisers use our ratings to negotiate the purchase of advertising on American radio stations.

Measuring National U.S. Radio Audiences

Arbitron also provides measurement of network radio audiences through its two national ratings services: RADAR and Nationwide.

The RADAR service provides a measurement of national radio audiences and the audience size of network radio programs and commercials. The audience measurements are provided for a wide variety of demographics and dayparts for total radio listening and for 46 separate radio networks.

Radio Nationwide is an important source for local/regional market network ratings. The service, issued twice each year, is based on the company's Fall and Spring surveys.

Surveying Consumers in Local Markets

In addition to its radio ratings service, which tells our customers how many people are listening to radio stations, Arbitron also provides consumer profiles of radio listeners, broadcast television and cable television viewers, newspaper readers and consumers reached by outdoor and out-of-home advertising displays. These profiles contain detailed socioeconomic data and information about what consumers buy, where they shop and what other forms of media they use. Arbitron provides these measurements in approximately 270 local markets throughout the United States through its Scarborough service (a joint venture between Arbitron and SRDS, Inc., a subsidiary of VNU, Inc.) as well as two other proprietary services that conduct ongoing consumer surveys.

Providing Application Software

Arbitron also provides software applications that give our customers access to media and consumer information from Arbitron and other research providers. The software assists in making media buying and selling decisions, as well as in managing and programming radio stations. Arbitron plans to develop applications that will enable customers to link the estimates in Arbitron's database with information from other databases (such as product purchasing behavior) so customers can further refine sales strategies and compete more effectively for advertising dollars.

Arbitron Outdoor Services

Arbitron has also expanded its local market consumer information services to meet the information needs of outdoor and out-of-home media advertising companies.

Through Scarborough and its other local consumer services, Arbitron provides the buyers and sellers of outdoor and out-of-home advertising with insights into the retail behavior, demographics, lifestyle and media habits of local market consumers. The services allow the sellers of outdoor and out-of-home advertising to show the value of their media in comparison to television, radio, print, yellow pages, direct mail and the Internet.



Online Radio Ratings

Since 1998, Arbitron has been reporting about the audiences of audio and video content on the Internet, commonly known as "Internet broadcasts, "webcasts" or "streaming media." In late 2004, Arbitron and comScore Media Metrix, a division of comScore Networks, Inc., began to produce monthly reports of online radio audiences to the leading online radio services.

Custom Research Services

Arbitron is in the process of expanding its custom research efforts to serve emerging advertising media. For example, Arbitron has contracts to produce audience listening estimates for Chinese-language radio and to produce custom research studies for satellite radio providers and out-of-home/place-based media.

PORTABLE PEOPLE METER/INTERNATIONAL

Arbitron's Portable People Meter/International organization has two primary areas of focus: the marketing of the Portable People Meter as a local market ratings tool in the United States and the management of Arbitron's international operations, which includes Continental Research, the Mexico local market ratings services, which are based on the Arbitron radio diary survey method, and the marketing of the Portable People Meter outside the United States. Pierre Bouvard is president, Portable People Meter/International, and is based in New York City.

In the United States, Arbitron is currently working with the radio, broadcast television and cable television industries, as well as with advertising agencies and advertisers to demonstrate the unique value of the PPM as a new electronic ratings system.

In the third quarter of 2004, Arbitron began recruiting consumers to participate in a market demonstration of the PPM that will be conducted in Houston, Texas, in 2005 and 2006. The Houston demonstration is designed to confirm the results of previous tests and showcase the enhancements to the Portable People Meter system. In addition, Arbitron is participating in a Portable People Meter business impact study that is being led by the Radio Advertising Bureau. The study is designed to examine the impact that a transition from diary-based measurement to electronic-measurement Portable People Meter may have on the business of radio in the United States.

The Portable People Meter in International Markets

Arbitron has entered into commercial agreements with international media information services companies in which the companies have been granted a license to use Arbitron's encoding technology in their audience measurement services in specific countries outside the United States.

BBM Canada, the Canadian industry cooperative for audience ratings, uses the Portable People Meter as the official ratings system for buying and selling commercial airtime on French-language television in the markets of Quebec and Montreal.



TNS, a United Kingdom company, uses Arbitron's Portable People Meter system for media measurement applications in Belgium and Singapore. TNS also has a license to use Arbitron's Portable People Meter technology and its audio encoding technology for radio and television audience measurement in selected countries in Europe, Asia-Pacific, the Middle East and Africa.

In addition, Arbitron has entered into evaluation agreements with other audience measurement companies in other various countries.

Other International Operations

United Kingdom

Through Continental Research, a London-based subsidiary, Arbitron provides media, advertising, financial, public sector, telecommunications and Internet research services in the United Kingdom and continental Europe. Continental Research is an established and respected custom research organization and has served as an important platform for our international marketing efforts.

Mexico

The Arbitron syndicated radio audience measurement service provides audience estimates covering a wide variety of demographics and dayparts for Mexico City, Guadalajara and Monterrey. This service also provides qualitative information concerning consumer and media usage in Mexico.

PORTABLE PEOPLE METER/NATIONAL MARKETING PANEL

One application that Arbitron is exploring with VNU, Inc. in collaboration with Procter & Gamble is the use of the Portable People Meter as the media collection tool for a national marketing-oriented research service. Linda Dupree, senior vice president, Portable People Meter/National Marketing Panel, oversees the development of market research services based on the PPM technology. Ms. Dupree is based in New York City.

Arbitron is exploring the marketing research applications of the Portable People Meter to enhance the information that advertisers currently use in their consumer marketing efforts.

Advertisers today have access to research services that measure media exposure. Advertisers also use research services that track sales of packaged goods and consumer services. They also subscribe to services that track consumer attitudes. However, advertisers do not have an easy way to tie together what is communicated to consumers and how consumers respond in terms of their behavior in the marketplace.

The marketing research service that Arbitron and VNU are exploring would be designed to collect and connect three types of data:

- Exposure to messages on the national media by using the Portable People Meter to track electronic media and by using other survey methods for print, the Internet and other media.
- Changes in consumer brand recognition/preference through online surveys.
- Store traffic and purchases of consumer packaged goods through in-home scanner technologies as well as spending on consumer services by means of additional survey methods.

The service would produce a measure of advertising effectiveness for advertisers, advertising agencies and broadcasters.

ARBITRON'S OFFICES AND LOCATIONS

The company has executive offices in New York City, with sales offices in Atlanta, Chicago, Dallas, Los Angeles and Columbia, Maryland, and operations offices in Houston, Texas; Cranford, New Jersey; Birmingham, Alabama; and Indianapolis, Indiana.

Our research and technology organization, located in Columbia, Maryland, provides support for the U.S. Media Services business and is developing our new audience measurement technology—the Portable People Meter.

Outside the United States, Arbitron's Continental Research subsidiary, based in London, provides media, advertising, financial, telecommunications and Internet research services in the United Kingdom and continental Europe.

Arbitron has approximately 1,700 full- and part-time employees worldwide.

EXECUTIVES AND BOARD OF DIRECTORS

Back row (left to right): William J. Walsh, Linda Dupree, Pierre C. Bouvard, Kathleen T. Ross, Stephen B. Morris.

Front row (left to right): V. Scott Henry, Dolores L. Cody, Owen Charlebois.


ARBITRON EXECUTIVES

Stephen B. Morris
President & chief executive officer

Owen Charlebois
President, U.S. Media Services

Pierre C. Bouvard
President, Portable People Meter and International

William J. Walsh
Executive vice president, Finance and Planning & chief financial officer

Dolores L. Cody
Executive vice president, Legal and Business Affairs, chief legal officer & secretary

Linda Dupree
Senior vice president, Portable People Meter/National Marketing Panel

V. Scott Henry
Executive vice president & chief information officer

Kathleen T. Ross
Executive vice president, Organization Effectiveness and Public Relations



Claire L. Kummer
Executive vice president, Operations


ARBITRON BOARD OF DIRECTORS

Back row (left to right): Philip Guarascio, Larry E. Kittelberger, Alan Aldworth, Kenneth F. Gorman, Lawrence Perlman.

Front row (left to right): Stephen B. Morris, Richard A. Post, Luis G. Nogales.

Lawrence Perlman
Nonexecutive chairman; formerly chairman and chief executive officer of Ceridian Corporation

Alan Aldworth
Chairman, president and chief executive officer of ProQuest Company

Kenneth F. Gorman
Principal and co-owner of Apollo Partners LLC

Philip Guarascio
Chairman and chief executive officer of PG Ventures LLC; formerly vice president and general manager of General Motors Corporation in charge of North America Advertising and Corporate Marketing

Larry E. Kittelberger
Senior vice president, Administration, and chief information officer of Honeywell International Inc.; formerly senior vice president and chief information officer of Lucent Technologies Inc.

Stephen B. Morris
President & chief executive officer, Arbitron Inc.

Luis G. Nogales
Managing partner, Nogales Investors LLC; formerly chairman and chief executive officer of Embarcadero Media, Inc.

Richard A. Post
Private investor; formerly managing partner of LoneTree Capital Partners



Erica Farber
Publisher and chief executive officer of Radio and Records, Inc.

INVESTOR INFORMATION



Independent Auditors
KPMG LLP, Baltimore, MD

Counsel
Hogan and Hartson LLP,
Washington, DC

Annual Meeting
The annual meeting of stockholders will be held at the Ritz-Carlton Central Park, 50 Central Park South, New York, New York 10019, on Tuesday, May 24, 2005, at 9:00AM local time. Formal notice will be sent to stockholders of record as of April 1, 2005.

Number of Holders
The number of Arbitron common stockholders of record on February 28, 2005, was approximately 7,200.

Stockholder Records
If you have questions concerning your Arbitron stock, please write or call Arbitron's transfer agent and registrar:

Address general inquiries to:

The Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, New York 10286

E-mail:
shareowner-svcs@bankofny.com

Send certificates for transfer and address changes to:

The Bank of New York
Receive and Deliver
Department-11W
P.O. Box 11002
Church Street Station
New York, New York 10286

The telephone number for all stockholder inquiries to The Bank of New York is (800) 524-4458. Answers to many shareholder questions and requests for forms are available by visiting The Bank of New York's Web site at http://www.stockbny.com.

Form 10-K
A copy of the 2004 Form 10-K Arbitron filed with the Securities and Exchange Commission may be obtained without charge by writing to:

Stockholder Services
Arbitron Inc.
9705 Patuxent Woods Drive
Columbia, Maryland 21046-1572

E-mail:
stockholder.services@arbitron.com

Web:
http://www.arbitron.com/investors/home.htm

Investor Inquiries
Securities analysts, investment managers and others seeking information about Arbitron should contact William J. Walsh, chief financial officer, at (212) 887-1408.

Arbitron's Web Site
http://www.arbitron.com

Stock Exchange
Arbitron is traded on the New York Stock Exchange under the symbol "ARB."

Securities and Exchange Commission and New York Stock Exchange Certifications
The certifications of the chief executive officer and chief financial officer of Arbitron required to be filed with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosure have been filed as exhibits 31.1 and 31.2, respectively, in Arbitron's Annual Report on Form 10-K for the year ended December 31, 2004. Arbitron submitted to the New York Stock Exchange in 2004 the certification of the chief executive officer certifying that he is not aware of any violation by Arbitron of New York Stock Exchange corporate governance listing standards.

Year 2004 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number: 1-1969

Arbitron Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	**52-0278528**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address of principal executive offices) (Zip Code)

(212) 887-1300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class Registered	Name of Each Exchange on Which Registered
Common Stock, par value $0.50 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in the Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the registrant's common stock as of June 30, 2004, the last business day of the registrant's most recently completed second fiscal quarter (based upon the closing sale price of Arbitron's common stock as reported by the New York Stock Exchange on that date), excluding outstanding shares beneficially owned by executive officers and directors of Arbitron, was approximately $1,136,800,000.

Common stock, par value $0.50 per share, outstanding as of February 28, 2005: 31,219,978 shares

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2005 annual meeting of stockholders, which proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2004.

TABLE OF CONTENTS

Arbitron owns or has the rights to various trademarks, trade names or service marks used in its radio audience measurement business and subsidiaries, including the following: the Arbitron name and logo, *RetailDirect*®, *RADAR*®, *Tapscan*®, *Tapscan WorldWide*®, *LocalMotion*®, Maximi$er®, Maximi$er® Plus, Arbitron PD Advantage®, *SmartPlus*®, *Arbitron Portable People Meter*™, *Marketing Resources Plus*™, MRP™, PrintPlus™, MapMAKER Direct℠, *Media Professional*℠, *Media Professional Plus*℠, *Qualitap*℠, *MediaMaster*℠, *Prospector*℠, and *Schedule-It*℠.

The trademark *Windows*® referred to in this Annual Report on Form 10-K is the registered trademark of others.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding Arbitron in this document that are not historical in nature, particularly those that utilize terminology such as "may," "will," "should," "likely," "expects," "anticipates," "estimates," "believes" or "plans," or comparable terminology, are forward-looking statements based on current expectations about future events, which Arbitron has derived from information currently available to it. These forward-looking statements involve known and unknown risks and uncertainties that may cause our results to be materially different from results implied in such forward-looking statements. These risks and uncertainties include whether we will be able to:

- renew all or part of contracts with large customers as they expire;
- successfully execute our business strategies, including implementation of our Portable People Meter services;
- effectively manage the impact of consolidation in the radio and advertising agency industries;
- keep up with rapidly changing technological needs of our customer base, including creating new proprietary software systems and new customer products and services that meet these needs in a timely manner;
- successfully manage the impact on our business of any economic downturn generally and in the advertising market in particular; and
- successfully manage the impact on costs of data collection due to privacy concerns and/or government regulations.

Additional important factors known to Arbitron that could cause forward-looking statements to turn out to be incorrect are identified and discussed from time to time in Arbitron's filings with the Securities and Exchange Commission, including in particular the risk factors discussed under the caption "ITEM 1. BUSINESS — Business Risks" in this Annual Report on Form 10-K.

The forward-looking statements contained in this document speak only as of the date hereof, and Arbitron undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Arbitron Inc., a Delaware corporation, was formerly known as Ceridian Corporation ("Ceridian"). Ceridian was formed in 1957; however, its predecessors began operating in 1912. Arbitron's audience research business commenced in 1949. Arbitron's principal executive offices are located at 142 West 57th Street, New York, New York 10019, and the telephone number is (212) 887-1300.

Prior to March 30, 2001, Ceridian was a publicly traded company whose principal lines of business were the human resource service businesses, the Comdata business, which provided transaction processing and regulatory compliance services for the transportation industry, and the radio audience measurement business.

On March 30, 2001, Ceridian completed a reverse spin-off, which is referred to as the "spin-off." In connection with the spin-off, the assets and liabilities associated with the human resource service businesses and Comdata subsidiaries were transferred to a newly formed company named "New Ceridian." The radio audience measurement business stayed with Ceridian. Ceridian then distributed the stock of New Ceridian to all of Ceridian's existing stockholders. As a result, New Ceridian is now a separate publicly traded corporation. In connection with the spin-off, Ceridian changed its name to Arbitron Inc. and effected a one-for-five reverse stock split, and New Ceridian changed its name to Ceridian Corporation. Because of the relative significance of the businesses transferred to New Ceridian, New Ceridian was considered the accounting successor to Ceridian for financial reporting purposes.

The terms "Arbitron" or the "Company" as used in this document refer to Arbitron Inc. and its subsidiaries.

Overview

Arbitron is an international media and marketing research firm primarily serving radio, cable television, advertising agencies, advertisers, outdoor and out-of-home media and, through its Scarborough joint venture, broadcast television and print media. Arbitron currently has four main services:

- measuring radio audiences in local markets in the United States and Mexico;
- measuring national radio audiences and the audience size of network radio programs and commercials;
- providing application software used for accessing and analyzing media audience and marketing information data; and
- providing consumer, shopping and media usage information services to radio, cable television, advertising agencies, advertisers, retailers, outdoor and out-of-home media, online industries and, through its Scarborough joint venture, broadcast television and print media.

Arbitron provides radio audience measurement and related services in the United States to radio stations, advertising agencies and advertisers. Arbitron estimates the size and demographics of audiences of radio stations in local markets in the United States and reports these estimates and related data to its customers. This information is used for advertising transactions in the radio industry. Radio stations use Arbitron's data to price and sell advertising time, and advertising agencies and advertisers use Arbitron's data in purchasing advertising time. Arbitron also measures the three largest radio markets in Mexico: Mexico City, Guadalajara and Monterrey.

Arbitron's Radio All Dimension Audience Research ("RADAR") service measures national radio audiences and the audience size of network radio programs and commercials.

Arbitron also provides software applications that give its customers access to Arbitron's estimates resident in its proprietary database and that enable them to more effectively analyze and understand that information for sales, management and programming purposes.

In addition to its core radio ratings service, which provides primarily quantitative data such as how many people are listening, Arbitron also provides qualitative data on listeners, viewers and readers that contain detailed socioeconomic information and information regarding what the respondents buy, where they shop and what forms of media they use. Arbitron provides these qualitative measurements of consumer demographics, retail behavior and media usage in local markets throughout the United States. Arbitron Cable provides qualitative audience information to the advertising sales organizations of local cable companies. Arbitron Outdoor provides these qualitative measurements to outdoor and out-of-home media sales organizations.

Arbitron Online Radio Ratings Services measures the audiences of audio on the Internet and offers custom research solutions to the industry. In late 2004, Arbitron and comScore Networks, Inc. began to produce a monthly study of online radio ratings.

Through its CSW Research Limited ("Continental Research") subsidiary, Arbitron provides media, advertising, financial, public sector, telecommunications and Internet research services in the United Kingdom and elsewhere in Europe.

Arbitron's quantitative radio audience measurement business and related software revenues have historically accounted for a substantial majority of its revenue. The radio audience measurement service and related software revenues represented approximately 85 percent of Arbitron's total 2004 revenue. Arbitron's revenue from domestic sources and international sources was 96 percent and four percent, respectively, for the year ended December 31, 2004.

Industry Background and Markets

Since 1965, Arbitron has delivered to the radio industry reliable and timely radio audience information collected from a representative sample of radio listeners. The presence of credible audience estimates in the radio industry has helped radio stations to price and sell advertising time, and advertising agencies and advertisers to purchase advertising time. The Arbitron ratings have also become a valuable tool for use in radio programming, distribution and scheduling decisions.

The consolidation of radio station ownership in the United States has tended to intensify competition for advertising dollars both within the radio industry and between radio and other forms of media. At the same time, audiences have become more fragmented. As a result, advertisers have increasingly sought to tailor their advertising strategies to target specific demographic groups through specific media. The audience information needs of radio broadcasters, advertising agencies and advertisers have correspondingly become more complex. Increased competition and more complex information requirements have heightened the need of radio broadcasters for improved information management systems and more sophisticated means to analyze this information. In addition, there is a demand for high-quality radio audience information internationally from global advertisers, United States broadcasters who have acquired broadcasting interests in other countries and an increasing number of private commercial broadcasters in other countries.

As the importance of reaching niche audiences with targeted marketing strategies increases, broadcasters, publishers, advertising agencies and advertisers increasingly require that information regarding exposure to advertising be provided on a more individualized basis and that this information be coupled with more detailed information regarding lifestyles and purchasing behavior. The need to integrate purchase data information with advertising exposure information may create opportunities for innovative approaches to satisfy these information needs.

Arbitron provides cable companies with qualitative audience information concerning consumer demographics and retail behavior of cable audiences and software applications.

Outdoor and out-of-home media advertising companies have indicated a need for audience information to increase their revenues particularly as this industry segment has expanded to introduce "place-based" media in new locations such as malls, airports and cinemas. According to Outdoor Advertising Association of America, Inc., in 2003, advertisers spent $5.5 billion on outdoor and out-of-home media advertising in the United States, but audience information for these advertisers is minimal. In response to this need, Arbitron provides qualitative audience information and software programs that help show advertisers that outdoor and out-of-home advertising is an effective way to reach the people who purchase advertisers' products and services. In addition, Arbitron has been working with the outdoor and out-of-home media industry to help them utilize consumer information services in selling their advertising.

Radio Audience Measurement Services

Collection of Listener Data Through Diary Methodology. Arbitron uses listener diaries to gather radio listening data from sample households in 293 U.S. local markets for which it currently provides radio ratings. Participants in Arbitron surveys are selected at random by telephone number. When participants (known as "diarykeepers") agree to take part in a survey, they are mailed a small pocket-sized diary and asked to record their listening in it over the course of a seven-day period. Participants are asked to report in their diary what station(s) they are listening to, when they are listening and where they are listening, such as home, car, work or other place. Although survey periods are 12 weeks long, no one keeps a diary for more than seven days. Each diarykeeper receives a diary, instructions for filling it out and a small cash incentive. The incentive varies according to markets, and the range is generally $1.00 to $6.00 for each diarykeeper in the household and up to $10.00 in certain incentive programs for returned diaries. Diarykeepers mail the diaries to Arbitron's operations center in Columbia, Maryland, where Arbitron conducts a series of quality control checks, enters the information into its database and produces periodic audience measurement estimates. Arbitron processes more than 1.4 million diaries every year to produce its audience listening estimates. All markets are measured at least twice each year, and major markets are measured four times per year. Arbitron's proprietary data regarding radio audience size and demographics are generally then provided to customers through multiyear license agreements.

One of the challenges in measuring radio listening is to ensure that the composition of survey respondents is representative of the market being measured. Arbitron strives to achieve representative samples. For example, if eight percent of the population of a given market is composed of women aged 18 to 34, Arbitron works to achieve that eight percent of the diarykeepers in the sample are women aged 18 to 34. Therefore, each diarykeeper's listening should effectively represent not only the diarykeeper's personal listening but also the listening of the demographic segment in the market overall. In striving to achieve representative samples, Arbitron provides enhanced incentives to certain demographic segments to encourage participation. In markets with high concentrations of Hispanic households, Arbitron also uses Spanish-language interviewers and materials to reach Spanish-speaking households.

Arbitron invests in quality improvements for its radio audience measurement service. Arbitron's current quality improvement initiatives include the following:

- improve ethnic measurement;
- improve small market ratings services;
- improve qualitative services for medium and small markets; and
- accelerate the delivery of audience measurement services for some markets.

Since the early 1990s, Arbitron has implemented programs designed to:

- encourage higher survey response rates;
- increase sample by up to 70 percent in a majority of surveyed markets;
- improve the sample representation of young men;
- maintain proportional representation of African-Americans and Hispanics;
- increase survey frequency so that all markets are measured at least twice each year (Spring and Fall) and major markets are measured four times per year (Spring, Summer, Fall and Winter);
- add consumer socioeconomic questions to its standard radio diary in all markets;

- add consumer and retail questions to its standard radio diary in small markets; and
- allow smaller markets to further increase their sample.

Portable People Meter. In response to a growing demand to develop a more efficient method of capturing media exposure information, Arbitron has developed a Portable People Meter system capable of measuring radio, television, cable, Internet broadcasts, satellite radio and television audiences, and retail store video and audio broadcasts. The Portable People Meter is a small mobile phone-sized device that is worn or carried by a survey participant throughout the day. It automatically detects inaudible codes that radio, broadcast television, cable, Internet and satellite radio and satellite television providers embed in the audio portion of their programming using encoders provided by Arbitron. These proprietary codes identify the media that a participant is exposed to throughout the day without the person having to engage in manual recording activities. At the end of each day, the meter is placed into a base station that recharges the device and sends the collected codes to Arbitron for tabulation.

There are several advantages of the Portable People Meter system. It is simple and easy for respondents to use. It requires no button pushing (which disrupts media use), no recall, and no effort to identify and write down channels or radio stations tuned to by respondents. The Portable People Meter is able to passively detect exposure to encoded media by identifying each source through unique identification codes. The Portable People Meter will help support the media industry's increased focus on accountability to advertisers for the investments made by advertisers. It will help to shorten the time period between when advertising runs and when audience delivery is reported and will provide multimedia measurement from the same respondent. Since Portable People Meter panels have larger weekly and monthly samples, more stable trends are expected. In addition, the Portable People Meter is capable of measuring new digital platforms, time-shifted broadcasts and retail, sports and music venues.

Arbitron entered into an agreement on May 31, 2000, with Nielsen Media Research, Inc. ("Nielsen Media Research"), a provider of U.S. television and cable audience measurement services, under which Arbitron granted Nielsen Media Research an option to join Arbitron in the potential commercial deployment of the Portable People Meter in the United States. Nielsen Media Research is a subsidiary of VNU, Inc. In the event Nielsen Media Research exercises the option, the parties would form a joint venture to commercially deploy and operate the business of utilizing the Portable People Meter for the collection of listening and viewing audience data. Recognizing that the commercial deployment of the Portable People Meter is risky and costly, Arbitron believes that a joint venture with Nielsen Media Research creates a significantly greater likelihood of successful commercial deployment than other alternatives.

Under the terms of the option agreement, Arbitron and Nielsen Media Research would each be licensed to use the data generated by the jointly deployed Portable People Meter in their respective media measurement services. The division of revenues from Internet data remains to be negotiated by the parties. The costs, expenses and capital expenditures for operating a joint venture would be shared by Arbitron and Nielsen Media Research. Arbitron would receive a royalty from Nielsen Media Research.

Arbitron retains the right under the option agreement at any time to license, test and/or implement a commercial deployment of the Portable People Meter and the technology contained in the Portable People Meter outside of the United States. In the event Nielsen Media Research exercises its option to form the joint venture in the United States, Nielsen Media Research also has the option to purchase from Arbitron, at fair value, a portion of Arbitron's interest, up to 49 percent, in all audience measurement business activities arising out of the commercial deployment of the Portable People Meter and the technology contained in the Portable People Meter outside of the United States.

After conducting its first market trial of the Portable People Meter in Manchester, England, in 1999, Arbitron conducted a market trial in Wilmington, Delaware, in 2000 and 2001. In late 2001 through 2003, Arbitron conducted a market trial for the television and radio markets in Philadelphia.

In the first quarter of 2003, Arbitron and Nielsen Media Research entered into an agreement to expand their relationship to include a number of research initiatives that were supported in part by increased financial involvement and commitment of resources from Nielsen Media Research. In 2003, Arbitron worked with

Nielsen Media Research regarding response rate issues and a variety of engineering tests. In 2004, Arbitron reported on the outcomes of three collaborative tests of the Portable People Meter that were conducted with Nielsen Media Research in the Philadelphia market. Although Nielsen Media Research's financial contributions to date for 2004 were lower than in 2003, the full amount of Nielsen Media Research's financial contributions for 2004 joint activities have not yet been finalized.

In the third quarter of 2004, Arbitron began recruiting consumers to participate in a market demonstration to be conducted by Arbitron in Houston, Texas, in 2005 and 2006 to confirm the results of previous tests and demonstrate enhancements to the Portable People Meter system that have been made since it was tested in Philadelphia. In addition, Arbitron is participating in a Portable People Meter business impact study that is being led by the Radio Advertising Bureau to research the impact on the radio industry of electronic measurement and the transition from diaries to the Portable People Meter for radio audience measurement. The study should be completed in the second quarter of 2005.

The Portable People Meter may potentially be used to measure outdoor and out-of-home media, print, commercials, retail store audio, and entertainment audio, such as movies and video games.

Portable People Meter — National Marketing Panel

Arbitron began testing additional marketing research applications of the Portable People Meter technology in 2003. On September 29, 2004, Arbitron announced that Arbitron and VNU, Inc. have agreed to jointly explore the development of a new national marketing research service. Procter & Gamble is also collaborating with the two companies to help ensure that the service properly addresses the needs of marketers. The option agreement previously discussed also provides VNU, Inc., through its companies Nielsen Media Research and AC Nielsen (US), Inc., with an option to join Arbitron in the proposed national marketing panel.

This innovative service would consist of a panel of participants, each of whom would receive incentives, to carry Arbitron's Portable People Meter that would collect the participants' exposure to multiple media sources. Data on consumer preferences and purchases for a wide range of services and products would also be collected from panelists, electronically and through surveys, with the expectation of using households from AC Nielsen's Homescan consumer panel, which currently tracks packaged-goods purchases. Data would be collected in aggregate form to provide an understanding of participants' media interactions and their resulting shopping and purchasing behavior. The ultimate objective would be to provide advertisers with an enhanced ability to determine the return on investment for their marketing efforts.

Methodology testing in 2004 showed encouraging results in that panelists scanned their purchases, answered lifestyle and attitude questions and carried the Portable People Meter at reasonable rates. In October 2004, Procter & Gamble announced its intention to become the first customer of the proposed service. Since the fourth quarter of 2004, Arbitron and VNU, Inc. have been canvassing the advertiser marketplace to determine if there is an acceptable level of interest to further develop a proposed service which would likely commence in 2006.

Portable People Meter — International

Arbitron has entered into commercial agreements with a number of international media information services companies in which the companies have been granted a license to use Arbitron's encoding technology in their audience measurement services in specific countries outside the United States.

BBM Canada ("BBM"), a Canadian audience measurement service, has a license to use Arbitron's Portable People Meter audience measurement technology in its service. As of January 1, 2005, BBM, the Canadian industry cooperative for audience ratings, made the Portable People Meter the official ratings system for buying and selling commercial airtime on French-language television in the markets of Quebec and Montreal.

Arbitron has also entered into a commercial license with TNS, a United Kingdom company, to use Arbitron's Portable People Meter system in Belgium and entered into a separate commercial license with TNS to use Arbitron's Portable People Meter technology and its audio encoding technology for radio and television audience measurement in selected countries in Europe, Asia-Pacific, the Middle East and Africa. In addition, Arbitron has entered into evaluation agreements with other audience measurement companies in various countries.

Radio Market Report and Other Reports. Arbitron's listening estimates are provided in a number of different reports that are published and licensed to its customers. The cornerstone of Arbitron's radio audience measurement services is the Radio Market Report, which is available in all local markets for which Arbitron currently provides radio ratings. The Radio Market Report provides audience estimates for those stations in a market that meet Arbitron's Minimum Reporting Standards. The estimates cover a wide variety of demographics and dayparts, which are the time periods for which audience estimates are reported. Each Radio Market Report contains estimates to help radio stations, advertising agencies and advertisers understand who is listening to the radio, which stations they are listening to, and the time and location of the listening.

In addition to the Radio Market Report, Arbitron provides additional services, such as its Radio County Coverage Reports, Hispanic Radio Data and Black Radio Data. Radio County Coverage is an annual study that is published each spring and provides radio audience estimates for almost every county in the contiguous United States, plus metropolitan counties in Alaska and Hawaii. Radio County Coverage Reports are available by the county, by the state or for the whole country. Hispanic Radio Data are available on CDs and are issued twice a year. Information is collected from bilingual diaries placed in Hispanic homes. Black Radio Data provide radio listening estimates for African-American audiences and are available on CDs either once or twice a year, depending on the market.

RADAR. The RADAR service provides a measurement of national radio audiences and the audience size of network radio programs and commercials. The audience measurements are provided for a wide variety of demographics and dayparts for total radio listening and for 46 separate radio networks.

Network audience estimates are created by merging the radio listening of selected survey respondents with the actual times that network programs and commercials are aired on each affiliated station. RADAR estimates are delivered through Arbitron's PC 2010 software application, which includes a suite of products for sophisticated analysis of network audiences. This service is provided to radio networks and advertising agencies and network radio advertisers.

In 2003, Arbitron completed its conversion from a telephone-based RADAR survey to one based exclusively on a 12-month sample of 50,000 Arbitron diaries. The RADAR survey sample increased to 80,000 Arbitron diaries in March 2005.

Software Applications

In addition to its reports, Arbitron licenses software applications that provide access to Arbitron audience estimates resident in its proprietary database. These applications enable customers to more effectively analyze and understand that information for sales, management and programming purposes. These services also enable customers to further refine sales strategies and compete more effectively for advertising dollars.

Arbitron's Tapscan family of software solutions is used by many radio stations, advertising agencies and advertisers. The Tapscan software is one of the advertising industry's leading radio analysis applications. It can help create insightful charts and graphs that make complicated information more useful to potential advertisers. Other features include prebuy research including frequency-based tables, cost-per-point analysis, hour-by-hour and trending, use of respondent-level radio data, automatic scheduling and goal tracking, instant access to station format and contact information. Another Tapscan service, Qualitap, is also made available to television and cable outlets in the United States under a licensing arrangement with Marketron International, Inc.

Arbitron offers other key software applications to its radio clients, including Maximi$er and Maximi$er Plus, which are services for radio stations, and Media Professional and Media Professional Plus, which are services for advertising agencies and advertisers. These software applications offer respondent-level database access, which allows radio stations, advertising agencies and advertisers to customize survey areas, dayparts, demographics and time periods to support targeted marketing strategies. The Maximi$er service includes a Windows-based application to access a market's entire radio diary database on a client's personal computer. Radio stations use the Maximi$er service to produce information about their station and programming not available in Arbitron's published Radio Market Reports. The Maximi$er Plus service allows radio stations to access Arbitron's National Regional Database ("NRD") to analyze ratings information for customer-defined groupings of stations in multiple markets and counties. The Media Professional service is designed to help advertising agencies and advertisers plan and buy radio advertising time quickly, accurately and easily. The easy-to-use software integrates radio planning and buying into one comprehensive research and media-buying tool. It allows advertising agencies and advertisers to uncover key areas critical to the buying process, including determining the most effective media target, understanding market trends, and identifying potential new business. The Media Professional Plus service allows advertising agencies and advertisers to access Arbitron's NRD to create custom geographies and trade areas using radio Metro, DMA and/or county information. Media Professional Plus also provides the data on a specific trading area's cost per point needed to help advertising agencies and advertisers place more efficient media buys. The MapMAKER Direct service analyzes where the radio audience lives and works to provide detailed maps and reports. Program directors can use this service to better understand their listeners and better target their promotional efforts. Arbitron's PD Advantage service offers radio station program directors the ability to create a variety of reports that help analyze the market, the audience and the competition.

On March 11, 2004, Arbitron acquired certain assets of Marketing Resources Plus ("MRP") from Interactive Market Systems, Inc., part of the VNU Media Measurement and Information Group, for $8.9 million in cash. MRP is a provider of media buying software systems to local and regional advertising agencies for broadcast and print media. MRP develops, markets and supports a suite of software services used by approximately 800 advertisers and advertising agencies across the United States.

Local Market Consumer Information Services

In its core radio ratings service, Arbitron provides primarily quantitative data, such as how many people are listening. Arbitron also provides qualitative data, such as consumer and media usage information, to radio stations, cable companies, television stations, outdoor and out-of-home media, magazine and newspaper publishers, advertising agencies and advertisers. The qualitative data on listeners, viewers and readers provide more detailed socioeconomic information and information on what respondents buy, where they shop and what forms of media they use. Arbitron provides these measurements of consumer demographics, retail behavior and media usage in 271 local markets throughout the United States.

Arbitron provides four qualitative services tailored to fit a customer's specific market size and marketing requirements:

- Scarborough Report, which is offered in larger markets;
- RetailDirect, which is available in medium markets; and
- Qualitative Diary Service and LocalMotion, which are offered in smaller markets.

Each service profiles a market, the consumers and the media choices in terms of key characteristics. These four services cover the major retail and media usage categories. Arbitron provides training and support services that help its customers understand and use the local market consumer information Arbitron provides them.

Scarborough Report. The Scarborough service is provided through a joint venture between Arbitron and SRDS, Inc., a subsidiary of VNU, Inc. Although Arbitron's interest in the Scarborough Research joint venture is 49.5 percent, partnership voting rights and earnings are divided equally between Arbitron and SRDS, Inc. The Scarborough service provides detailed information about media usage, retail and shopping habits, demographics and lifestyles in 75 large United States markets, utilizing a sample of consumers in the relevant markets. Scarborough data features more than 500 retail and lifestyle characteristics, which can help radio stations, television stations, cable companies, advertising agencies and advertisers, newspaper and magazine publishers, and outdoor and out-of-home media companies provide an in-depth profile of their consumers. Examples of Scarborough categories include retail shopping (e.g., major stores shopped or purchases during the past 30 days), auto purchases (e.g., plan to buy new auto or truck), leisure activities (e.g., attended sporting event) and personal activities (e.g., golfing). Media information includes broadcast and cable television viewing, radio listenership, newspaper readership by section, magazine readership and yellow pages usage. This information is provided twice each year to newspapers and magazines, radio and television broadcasters, cable companies, outdoor and out-of-home media, advertising agencies and advertisers in the form of the Scarborough Report. Arbitron is the exclusive marketer of the Scarborough Report to radio broadcasters, cable companies, and outdoor and out-of-home media. Arbitron also markets the Scarborough Report to advertising agencies and advertisers on a shared basis with Scarborough Research. Scarborough Research markets the Scarborough Report to newspapers, magazines and online service providers. Nielsen Media Research, a subsidiary of VNU, Inc., markets the Scarborough Report to television broadcasters.

RetailDirect. Arbitron's RetailDirect service is a locally oriented, purchase data and media usage research service provided in 24 mid-sized United States markets. This service, which utilizes diaries and telephone surveys, provides a profile of the audience in terms of local media, retail and consumer preferences so that local radio and television broadcasters, outdoor and out-of-home media, and cable companies have information to help them develop targeted sales and programming strategies. Retail categories include automotive, audio-video, furniture and appliances, soft drinks and beer, fast food, department stores, grocery stores, banks and hospitals. Media usage categories include local radio, broadcast television, cable networks, outdoor and out-of-home media, newspapers, yellow pages and advertising circulars.

Qualitative Diary Service. Arbitron's Qualitative Diary Service collects consumer and media usage information from Arbitron radio diarykeepers in 172 smaller United States markets. The same people who report their radio listenership in the market also answer more than 23 product and service questions. Consumer behavior information is collected for key local market retail categories, such as automotive sales, grocery, fast food, furniture and bedding stores, beer, soft drinks and banking. The Qualitative Diary Service also collects information about other media, such as television news viewership, cable television viewing, outdoor and out-of-home media exposure and newspaper readership. The qualitative service for cable companies, known as LocalMotion, is available in 172 markets. This service provides detailed information about demographics, retail and shopping habits, and lifestyles of cable subscribers. Offering personal viewing information on 24 different cable networks, LocalMotion provides such information as what percentages of a retailer's customers and prospects have cable television, what cable networks its customers are watching and other socioeconomic data.

Arbitron Cable Services

Arbitron provides its local market consumer information services to media other than radio, including cable television. Feedback from Arbitron's cable customers suggests that the cable industry is in need of improved local measurement systems because current quantitative measurement methods, such as diaries and television meter-based measurement systems, have not provided adequate depth of demographic information on the audiences of cable networks. Without solid measures of demographic audiences at the local market level, cable may not be achieving its full potential of local and national advertising revenues. In response to this need, Arbitron Cable provides cable companies with qualitative audience information and software programs concerning consumer demographics and retail behavior of cable audiences.

Arbitron believes that its Portable People Meter technology is well suited for the cable industry. Arbitron expects that its Portable People Meter will provide a reliable, accepted local audience measurement service for the cable industry. Arbitron also envisions that the Portable People Meter data could be linked to consumer/client databases to optimize cable campaigns to enhance local/national spot sales efforts; validate audiences of national cable networks, regional sports and entertainment channels and local origination channels; provide valuable insights into local audience size and demographics of cable networks; deliver targeted schedule recommendations for cross-channel promotional campaigns; maximize the promotional and advertising sales power of local cable channels; and provide in-depth information on the electronic media usage of cable subscribers for media planning. If a joint venture with Nielsen Media Research is formed, it is anticipated that Nielsen Media Research would be licensed to use the Portable People Meter data to provide audience measurement services to cable companies in the United States.

Arbitron Outdoor and Out-of-Home Services

Arbitron provides its local market consumer information services to outdoor and out-of-home media companies. This industry segment has expanded to introduce "placed-based" media in new locations such as malls, airports and cinemas. Arbitron is working with the outdoor and out-of-home media industry to help them utilize consumer information services in selling their advertising. Arbitron seeks to use the expertise and resources from its many years of audience measurement to assist outdoor and out-of-home media companies and their advertisers to identify and reach their audiences.

Custom Research Services

Arbitron is in the process of expanding its custom research efforts to serve emerging advertising media. For example, Arbitron has contracts to produce audience listening estimates for Chinese-language radio and to produce custom research studies for satellite radio providers and out-of-home/place-based media.

Arbitron Online Radio Ratings Services

Arbitron Online Radio Ratings Services measures the audiences of audio on the Internet. In late 2004, Arbitron and comScore Networks, Inc. began to produce a monthly study of online radio ratings.

International Operations

CSW Research Limited ("Continental Research")

Through its Continental Research subsidiary, Arbitron provides media, advertising, financial, public sector, telecommunications and Internet research services in the United Kingdom and elsewhere in Europe.

Media. Continental Research's media clients cover the full spectrum of traditional and new media, with particular strength in the television and radio markets. Its media services include measuring audiences, evaluating existing services and building forecasting models.

Advertising. Continental Research evaluates every stage of the advertising process: from strategy development, creative development, pre-campaign testing, pre- and post-advertising and tracking, and on-air coincidental studies, to analysis of those responding to the campaign, and consumers who purchased the advertised products.

Financial. Continental Research's experience in business-to-business financial research ranges from new product development to market measurement to advertising tracking. When conducting financial research and other business and consumer studies, Continental Research uses The Million Plus Panel, which comprises a pool of approximately 3.7 million United Kingdom residents and holds up to 3,000 demographic, lifestyle and purchasing details for each resident.

Public Sector. Continental Research's public sector services provide surveys for central and local governments and individual government departments and regulatory bodies. Continental Research designs cost-effective, targeted studies that provide government departments with information regarding their initiatives to become more customer-focused.

Telecommunications and Internet. Continental Research's telecommunications and Internet projects have ranged from local area markets to multinational markets and have examined pricing, promotion, billing, product differentiation, advertising effectiveness, distribution systems, customer satisfaction, market estimation and new product development research.

Mexico

The Arbitron syndicated radio audience measurement service provides audience estimates covering a wide variety of demographics and dayparts for the three largest radio markets in Mexico: Mexico City, Guadalajara and Monterrey. This service also provides qualitative information concerning consumer and media usage in Mexico.

Strategy

Arbitron's objectives are to grow its radio audience measurement business and to expand its audience measurement services to a broader range of media types, including broadcast television, cable, outdoor and out-of-home media, satellite radio and television and Internet broadcasts. Key elements of Arbitron's strategy to pursue these objectives include:

- Continue to invest in quality improvements in its radio audience measurement services and to develop new revenue sources. Additionally, Arbitron believes that a growth opportunity exists in the advertiser market and intends to seek to expand its customer base of advertisers by developing and marketing new information services designed to assist corporate advertisers in implementing targeted marketing strategies.

- Build on Arbitron's experience in the radio audience measurement industry and its Portable People Meter technology to expand into measurement services for other types of media. Arbitron is testing methodologies to measure outdoor and out-of-home media advertising. In some cases, the Company plans to enter into agreements with third parties to assist with the marketing, technical and financial aspects of expanding into measurement services for other types of media.

- Develop and commercialize the next-generation data collection and processing techniques. Arbitron's businesses require sophisticated data collection and processing systems, software and other technology. The collection of Arbitron's survey respondent information is dependent on individuals keeping track of their listening, viewing and reading activities in diaries. The technology underlying the media measurement industry is undergoing rapid change, and Arbitron will need to continue to develop its data collection, processing and software systems to accommodate these changes. The development of Arbitron's Portable People Meter is in response to a growing demand for higher quality and more efficient methods for measuring audiences. Arbitron plans to use the Portable People Meter technology to develop an integrated measurement service that will measure multimedia from a single source, enabling media buyers to make multimedia decisions in an integrated fashion.

- Expand international business. Arbitron continues to explore opportunities that would further expand the licensing of its Portable People Meter technology internationally into selected international regions, such as Europe and the Asia/Pacific regions. Arbitron believes there is a demand for quality audience information internationally from global advertisers and media.

- Provide multimedia exposure data combined with single-source sales data that will help support the media industry's pursuit of increased accountability to advertisers for their return on investments made in media. Increased accountability relies on demonstrating that the advertisement ran as ordered, that the commercial audience was delivered as expected and that product sales were linked to such advertisements.

Customers, Sales and Marketing

Arbitron's customers are primarily radio stations, radio networks, cable companies, advertising agencies and corporate advertisers. As of December 31, 2004, Arbitron provided its radio audience measurement and related services to approximately 4,600 radio stations and 2,000 advertising agencies and advertisers nationwide under contracts that generally vary in length from one to seven years. As a result of the consolidation of United States radio broadcasters in the 1990s, Clear Channel Communications, Inc. and Infinity Broadcasting Corp. represented approximately 21 percent and 10 percent, respectively, of Arbitron's revenue in 2004. Although the industry consolidation that has led to the increased concentration of Arbitron's customer base could put pressure on the pricing of Arbitron's radio ratings service, it has also contributed to an increase in the number of stations subscribing to the ratings service, as stations have become Arbitron customers upon their acquisition by larger broadcasting groups. It has also been Arbitron's experience that stations that are part of larger broadcasting groups are somewhat more likely to purchase Arbitron's analytical software applications and other services in addition to its core ratings service. Furthermore, Arbitron believes that it is well positioned to provide new products and services to meet the emerging needs of broadcasting groups.

Through Arbitron's Portable People Meter technology, Arbitron is seeking to expand its constituency beyond traditional broadcasters, such as radio stations, to new media, such as cable television, satellite radio and television, and the Internet. As of December 31, 2004, Arbitron provided its qualitative measurement and related services to 141 local cable systems and 80 outdoor and out-of-home media plants.

Arbitron markets its products and services in the United States through a direct sales force that consisted of 65 sales account managers and 32 training specialists, as of December 31, 2004.

Arbitron has entered into a number of agreements with third parties to assist in marketing and selling its products and services in the United States. For example, Marketron International, Inc. distributes, on an exclusive basis, Arbitron's Qualitap software to television and cable outlets in the United States.

Arbitron supports its sales and marketing efforts through the following:

- Gathering and publishing studies, which are available for no charge on Arbitron's Web site, on emerging trends in the radio, Internet broadcasting, outdoor and out-of-home and other media industries, as well as the media habits of radio listeners and television, cable and Internet viewers;

- Advertising in a number of key industry print and Web-based publications, including *Inside Radio, Radio & Records, RBR, Mediaweek, Broadcasting & Cable, Multichannel News, Outdoor Advertising* and, in Mexico, *Neo* and *MercaDos;*

- Conducting direct-marketing programs directed toward radio stations, cable companies, advertising agencies and corporate advertisers;

- Promoting Arbitron and the industries Arbitron serves through a public relations program aimed at the trade press of the broadcasting, outdoor and out-of-home media, Internet, advertising and marketing industries, as well as select local and national consumer and business press;

- Participating in key industry forums and interest groups, such as the Advertising Research Foundation, the American Association of Advertising Agencies, National Association of Broadcasters, Association of National Advertisers, Radio Advertising Bureau, European Society for Opinion Marketing Research, the Television Bureau of Advertising, Cable Advertising Bureau, American Women in Radio and Television, Women in Cable Television, Cable & Telecommunications Association for Marketing and the Outdoor Advertising Association of America, as well as Internet roundtables and many state and local advertising and broadcaster associations;

- Maintaining a significant presence at major industry conventions, such as those sponsored by the National Association of Broadcasters, the Radio Advertising Bureau, the American Association of Advertising Agencies, the Cable Advertising Bureau and the Outdoor Advertising Association of America; and

- Being a founding member of the Radio Advertising Effectiveness Lab, an industry not-for-profit organization providing information about the effectiveness of radio advertising.

Internationally, Arbitron markets services through approximately 16 research executives operating through Continental Research's office in the United Kingdom.

Arbitron has also continued its international sales and marketing efforts in other areas, such as Mexico, Europe and the Asia/Pacific regions.

Competition

Arbitron believes that the principal competitive factors in its markets are the credibility and reliability of its audience research, the ability to provide quality analytical services for use with the audience information and the end-user experience with services and price.

Arbitron is a leader in the radio audience measurement business. Arbitron competes in the radio audience measurement business in some small markets with Eastlan Resources. In Mexico, Arbitron competes in the radio audience measurement business with INRA International Research Mexico. Arbitron is also aware of at least four companies, The PreTesting Company, Inc., Telecontrol AG (a GfK AG company), Eurisko S.p.a. (a member of the international network NOP World) and Navigauge, that are developing technologies that compete with Arbitron's Portable People Meter.

Arbitron competes with a large number of other providers of applications software, qualitative data and proprietary qualitative studies used by broadcasters, cable companies, advertising agencies, advertisers, and outdoor and out-of-home media companies. These competitors include STRATA Marketing Inc., Telmar Information Services Corp. , Marketron Inc. and Wicks Broadcast Solutions, LLC in the area of applications software, and The Media Audit (a division of International Demographics, Inc.), Mediamark Research Inc. (a NOP World company, a wholly owned subsidiary of United Business Media plc) and Simmons Market Research Bureau in the area of qualitative data.

Arbitron also competes with a number of companies in the Internet audience measurement industry, including Nielsen/NetRatings.

Arbitron's Continental Research subsidiary operates in a highly competitive custom research market in the United Kingdom.

Intellectual Property

Arbitron's intellectual property is, in the aggregate, of material importance to its business. Arbitron relies on a combination of patents, copyrights, trademarks, service marks and trade secret laws, license agreements and other contractual restrictions to establish and protect its proprietary rights in its products and services. As of December 31, 2004, in the United States, Arbitron had been granted 21 patents and had 26 patent applications pending. Internationally, Arbitron had been granted 100 patents and had 125 patent applications pending as of December 31, 2004. Arbitron's patents primarily relate to its data collection and processing systems and software and its Portable People Meter. Several patents relating to the Portable People Meter, which expire at various times beginning in 2012, when viewed together are of material importance to the Company's business.

Arbitron's audience listening estimates are original works of authorship and are copyrightable under the federal copyright laws in the United States. The Radio Market Report is published either quarterly or semiannually, depending on the Arbitron market surveyed, while the Radio County Coverage Report is published annually. Arbitron seeks copyright registration for each Radio Market Report and for each Radio County Coverage Report published in the United States. Arbitron also seeks copyright protection for its proprietary software and for databases comprising the Radio Market Report and other services containing its audience estimates and respondent-level data. Prior to the publication of the printed Arbitron reports and release of the software containing the respondent-level data, Arbitron registers its databases under the United States federal copyright laws. Arbitron's proprietary data regarding audience size and demographics are provided to customers generally through multiyear license agreements.

A number of Arbitron's services are marketed under United States federally registered trademarks that are helpful in creating recognition in the marketplace. Some of Arbitron's registered trademarks and service marks include: the Arbitron name and logo, Maximi$er, RetailDirect and RADAR. The Arbitron name and logo is of material importance to the Company's business. Arbitron has a trademark application pending for Arbitron PPM. Arbitron also has a number of common law trademarks, including Media Professional, Qualitap, MediaMaster and Prospector. Arbitron has registered its name as a trademark in the United

Kingdom, Mexico, the European Community, Australia, Singapore, Chile and Japan and is exploring the registration of its marks in other foreign countries.

The laws of some countries might not protect Arbitron's intellectual property rights to the same extent as the laws of the United States. Effective patent, copyright, trademark and trade secret protection may not be available in every country in which Arbitron markets or licenses its products and services.

Arbitron believes its success depends primarily on the innovative skills, technical competence, customer service and marketing abilities of its personnel. Arbitron enters into confidentiality and assignment of inventions agreements with substantially all of its employees and enters into nondisclosure agreements with its suppliers and customers to limit access to and disclosure of its proprietary information.

Arbitron must guard against the unauthorized use or misappropriation of its audience estimates, databases and technology by third parties. There can be no assurance that the copyright laws and other statutory and contractual arrangements Arbitron currently depends upon will provide it sufficient protection to prevent the use or misappropriation of its audience estimates, databases and technology in the future. The failure to protect Arbitron's proprietary information, intellectual property rights and, in particular, its audience estimates and databases, could severely harm Arbitron's business.

In addition, claims by third parties that Arbitron's current or future products or services infringe upon their intellectual property rights may harm Arbitron's business. Intellectual property litigation is complex and expensive, and the outcome of this litigation is difficult to predict. Arbitron has in the past been involved in litigation relating to the enforcement of its copyrights covering its radio listening estimates. Although Arbitron has generally been successful in these cases, there can be no assurance that the copyright laws and other statutory and contractual arrangements Arbitron currently depends upon will provide it sufficient protection to prevent the use or misappropriation of its audience estimates, databases and technology in the future. Any future litigation, regardless of outcome, may result in substantial expense to Arbitron and significant diversion of its management and technical personnel. Any adverse determination in any litigation may subject Arbitron to significant liabilities to third parties, require Arbitron to license disputed rights from other parties, if licenses to these rights could be obtained, or require Arbitron to cease using the technology.

Research and Development

Arbitron's research and development activities have related primarily to the design and development of its data collection and processing systems, its software applications and its Portable People Meter service. Arbitron expects that it will continue research and development activities on an ongoing basis, particularly in light of the rapid technological changes affecting its business. The majority of the investment effort and spending will be dedicated to improving the quality and efficiency of Arbitron's data collection and processing systems, developing new software applications that will assist Arbitron's customers in realizing the full potential of Arbitron's audience measurement services, developing Arbitron's Portable People Meter technology and developing a single-source service that will be able to measure audience and other information from a number of different forms of media. As of December 31, 2004, Arbitron employed approximately 240 people dedicated to research and development. Research and development expenses during fiscal years 2004, 2003 and 2002 totaled $33.3 million, $25.8 million and $24.7 million, respectively.

Governmental Regulation

Arbitron's Portable People Meter has been certified to meet Federal Communications Commission requirements relating to emissions standards and standards for modem connectivity. Additionally, all Portable People Meter equipment has been certified to meet the safety standards of Underwriters Laboratories Inc. (commonly referred to as UL), as well as Canadian and European safety standards.

Arbitron's media research activities are regulated by the United States Federal Trade Commission in accordance with a Decision and Order issued in 1962 to CEIR, Inc., a predecessor company. This order originally arose in connection with the television ratings business, and Arbitron believes that today it applies to Arbitron's radio measurement services. The order requires full disclosure of the methodologies used by

Arbitron and prohibits Arbitron from making representations in selling or offering to sell an audience measurement service without proper qualifications and limitations regarding probability sample, sampling error and accuracy or reliability of data. It prohibits Arbitron from making statements that any steps or precautions are taken to ensure the proper maintenance of diaries unless such steps or precautions are in fact taken. It also prohibits Arbitron from making overly broad statements regarding the viewing a diary reflects. The order further prohibits Arbitron from representing the data as anything other than estimates and from making a statement that the data are accurate to any precise mathematical value. The order requires that Arbitron make affirmative representations in its reports regarding nonresponse by survey participants and the effect of this nonresponse on the data, the hearsay nature of a survey participant's response, the fact that projections have been made, and the limitations and deficiencies of the techniques or procedures used. Arbitron believes that it has conducted and continues to conduct its radio audience measurement services in compliance with the order.

Arbitron's Radio Market Report Service is accredited by and subject to the review of the Media Rating Council ("MRC"). The MRC is an industry organization created to ensure high ethical and operational standards in audience measurement research. Arbitron's Radio Market Report Service has been accredited by the MRC since 1968. Additional Arbitron services that are accredited by the MRC are: RADAR, Maximi$er and Media Professional software, the Custom Survey Area Report ("CSAR") and the Radio County Coverage services. To merit continued accreditation of its services, Arbitron must: (1) adhere to the MRC's Minimum Standards for Media Rating Research; (2) supply full information to the MRC regarding details of its operations; (3) conduct its media measurement services substantially in accordance with representations to its subscribers and the MRC; and (4) submit to, and pay the cost of, thorough annual audits of accredited Arbitron services by certified public accounting firms engaged by the MRC.

Employees

As of December 31, 2004, Arbitron employed approximately 889 people on a full-time basis and 456 people on a part-time basis in the United States and approximately 40 people on a full-time basis and 326 people on a part-time basis internationally. None of Arbitron's employees are covered by a collective bargaining agreement. Arbitron believes its employee relations are good.

Seasonality

Arbitron recognizes revenue for products and services over the terms of license agreements as products and services are delivered, and expenses are recognized as incurred. Arbitron gathers radio-listening data in approximately 293 United States local markets. All markets are measured at least twice per year (April-May-June for the "Spring Survey," and October-November-December for the "Fall Survey"). In addition, all major markets are measured two additional times per year (January-February-March for the "Winter Survey," and July-August-September for the "Summer Survey"). Arbitron's revenue is generally higher in the first and third quarters as a result of the delivery of the Fall Survey and Spring Survey, respectively, to all markets, compared to revenue in the second and fourth quarters, when delivery of the Winter Survey and Summer Survey, respectively, is only made to major markets. Arbitron's expenses are generally higher in the second and fourth quarters as the "Spring Survey" and "Fall Survey" are being conducted.

Business Risks

Risk Factors Relating to Arbitron's Businesses and the Industry in Which Arbitron Operates

Arbitron's business, financial position and operating results are dependent on the performance of its radio audience measurement business.

Arbitron's quantitative radio audience measurement service and related software sales represented approximately 85 percent of Arbitron's total revenue for 2004. Arbitron expects that sales of its radio audience measurement service and related software will continue to represent a substantial portion of Arbitron's revenue for the foreseeable future. Any factors adversely affecting the pricing of, demand for or market acceptance of Arbitron's radio audience measurement service and related software, such as competition, technological change or further consolidation in the radio industry, could adversely affect Arbitron's business, financial position and operating results.

Technological change may render Arbitron's products and services obsolete.

Arbitron expects that the market for its products and services will be characterized by changing technology, evolving industry standards, frequent new product and service announcements and enhancements, and changing customer demands. The introduction of new products and services embodying new technologies and the emergence of new industry standards could render existing products and services obsolete and/or challenge current accepted levels of precision of data measurement. In addition, advertising-supported media may be challenged by new technologies that could have an effect on the advertising industry, Arbitron's customers and Arbitron's products and services. Arbitron's continued success will depend on its ability to adapt to changing technologies and to improve the performance, features and reliability of its products and services in response to changing customer and industry demands. Arbitron may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of its products and services. Arbitron's new products and services, or enhancements to its existing products and services, such as its proposed Portable People Meter service, may not adequately meet the requirements of its current and prospective customers or achieve any degree of significant market acceptance.

Consolidation in the radio broadcasting industry has led to Arbitron's increasing dependence on key customers. The loss of a key customer would significantly reduce Arbitron's revenue and operating results.

The consolidation in the radio broadcasting industry has led to Arbitron's increasing dependence on a limited number of key customers. The loss of a key customer would significantly reduce Arbitron's revenue and operating results. In 2004, Clear Channel Communications, Inc. and Infinity Broadcasting Corp. represented approximately 21 percent and 10 percent, respectively, of Arbitron's revenue.

Arbitron's agreements with these customers are not exclusive and contain no renewal obligations. Arbitron cannot give any assurances that it could replace the revenue that would be lost if a key customer failed to renew all or part of its agreements with Arbitron. The loss of a key customer would materially impact Arbitron's business, financial position and operating results.

Consolidation in the radio broadcasting industry may put pressure on the pricing of Arbitron's radio audience measurement service and related software sales, thereby leading to decreased earnings.

Consolidation in the radio broadcasting industry could put pressure on the pricing of Arbitron's radio audience measurement service and related software sales, from which Arbitron derives a substantial portion of its total revenue. Arbitron prices its radio audience measurement service and related software applications on a per radio station, per service or product basis, negotiating licenses and pricing with the owner of each radio station or group of radio stations. Consolidation in the radio broadcasting industry could have the effect that the greater the number of radio stations owned and the greater the number of services and applications purchased by a radio station owner, the more likely the owner is to seek price concessions from Arbitron. While Arbitron has experienced some success in offsetting the revenue impact of any pricing pressure through effective negotiations and by providing radio audience measurement services and additional software applications and other services to additional stations within a radio group, there can be no assurance as to the degree to which Arbitron will be able to continue to do so, which could adversely affect its business, financial position and operating results.

Arbitron's agreements with its customers are not exclusive and contain no renewal obligations.

Arbitron's customers are not prohibited from entering into agreements with any other competing service provider, and once the term of the agreement (usually one to seven years) expires, there is no automatic renewal feature in the contract. Because the Arbitron Radio Market Report is delivered on a quarterly or semiannual basis, it is common for Arbitron's customer contracts to expire before renewal negotiations are concluded. Therefore, there may be significant uncertainty as to whether a particular customer will renew all or part of its contract and, if so, on what terms. If a customer(s) owning stations in a significant number of markets does not renew its contracts, this could have an adverse effect on Arbitron's business, financial position and operating results.

Arbitron is currently enhancing its service for small markets. Arbitron's failure to successfully enhance this service in a timely manner could adversely affect Arbitron's operating results.

Arbitron is currently enhancing its service for small markets. This service will be tailored to meet the special needs of small market broadcasters. The failure of Arbitron to successfully enhance this service in a timely manner to meet the needs of its small market customers could adversely affect Arbitron's ability to retain these small market customers. This would adversely affect Arbitron's operating results.

Arbitron expects to invest in the continued development and commercialization of its Portable People Meter services, which may not be successfully developed or commercialized. The utilization of Arbitron's resources on these services could adversely affect Arbitron's operating results.

Arbitron expects to continue to invest in the development of its Portable People Meter, which is a technology that measures radio, broadcast television, cable television, Internet broadcasts, satellite radio and television audiences, and retail store video and audio broadcasts. The Portable People Meter services may not be successfully developed or commercialized.

The continuing development of the Portable People Meter services will require both significant capital resources and operating costs over the next several years. In the event Arbitron decides to commercialize either a Portable People Meter ratings service or a Portable People Meter marketing application service, there could be significant start-up expenses that could adversely affect Arbitron's financial position and operating results.

In addition, clients may not support Arbitron's conversion to a Portable People Meter-based audience measurement service, which may include refusing to encode their broadcasts and not licensing the Portable People Meter service.

Nielsen Media Research, Inc. may decide not to exercise its option to join Arbitron and share in the potential deployment of the Portable People Meter on a nationwide basis, which could adversely affect the commercial success of the Portable People Meter.

On May 31, 2000, Arbitron entered into an agreement with Nielsen Media Research, Inc., a provider of United States television and cable audience measurement services, under which Arbitron granted Nielsen Media Research an option to join Arbitron in the potential commercial deployment of the Portable People Meter in the United States. In 2003, Arbitron worked with Nielsen Media Research on response rate issues and a variety of engineering tests. In 2004, Arbitron reported on the outcomes of three collaborative tests of the Portable People Meter that were conducted with Nielsen Media Research. Arbitron continues to work with Nielsen Media Research to resolve outstanding issues and to negotiate business terms for a potential Portable People Meter joint venture. The commercialization of the Portable People Meter could be slowed if Arbitron does not form a joint venture. In that event, Arbitron would revise its business and financial plans and assumptions relating to the timing of the Portable People Meter commercialization, which could include developing a Portable People Meter plan as a radio ratings service without syndicated television ratings. While Arbitron has other strategies to commercialize the Portable People Meter technology without a joint venture with Nielsen Media Research, the failure to form a joint venture could adversely affect the degree of risk and the speed with which the Portable People Meter can be developed.

The success of Arbitron's commercialization of the Portable People Meter is dependent on suppliers of Portable People Meter equipment, manufacturing parts and certain software applications.

Arbitron will need to purchase equipment used in the Portable People Meter service and to obtain certain software reporting applications to use with the Portable People Meter data. The equipment must be produced by the manufacturer in a timely manner, in the quantities needed and with the quality necessary to appropriately function in the market. Certain specialized parts used in the Portable People Meter equipment may impact the manufacturing and the timing of the delivery of the equipment to Arbitron. The software applications will also need to be developed in a timely manner. The failure of Arbitron to obtain, in a timely manner, sufficient quantities of quality equipment and the necessary software applications to meet Arbitron's needs could adversely affect the commercial deployment of the Portable People Meter and therefore could adversely affect Arbitron's operating results.

The success of Arbitron's radio audience measurement business depends on diarykeepers who record their listening habits in diaries and return these diaries to Arbitron. The failure of Arbitron to recruit participants and to collect these diaries could adversely affect Arbitron's business.

Arbitron uses listener diaries to gather radio listening data from sample households in the United States local markets for which it currently provides radio ratings. A representative sample of the population in each local market is randomly selected for each survey. This sample is recruited by telephone to keep a diary of their radio usage for one week. Participants are asked to designate in their diary what station(s) they are listening to, when they are listening and where they are listening, such as home, car, work or other place. To encourage their participation in the survey, Arbitron gives diarykeepers a modest cash incentive. Arbitron processes more than 1.4 million diaries every year to produce its audience listening estimates. It is increasingly difficult and more costly to obtain consent from the phone sample to participate in the surveys. Arbitron must achieve response rates sufficient to maintain confidence in its ratings, the support of the industry and accreditation by the Media Rating Council. The failure of Arbitron to successfully recruit participants and to convince diarykeepers to record their listening habits and mail in their diaries could adversely affect Arbitron's radio audience measurement business.

Arbitron's ability to recruit participants for its surveys could be adversely affected by governmental regulations.

There is an increasing concern among the American public regarding privacy issues. Federal and state governmental regulations restrict telemarketing to individuals who request to be included on a do-not-call list. Currently these regulations do not apply to survey research. If the laws are extended to include survey research, Arbitron's ability to recruit participants for its surveys could be adversely affected. Arbitron is evaluating alternatives to its current methodology, including using panels for its surveys and recontacting previous consenters. In addition, federal regulations ban calls made by auto-dialers to wireless lines where there is no consent from the party. Effective November 24, 2003, consumers were able to take their wireless number to their wireline carrier, and, likewise, a wireline number may be taken to a wireless carrier. This makes it more difficult for Arbitron to identify wireless numbers in advance of placing an auto-dialed call and could adversely affect Arbitron's business. Arbitron is working with industry associations to reconcile the wireless phone prohibition with the new local phone number portability rules. Arbitron is also using the services of companies that track wireless numbers.

It may become more difficult for Arbitron to reach and recruit participants for its audience measurement services, which could adversely affect Arbitron's business, financial position and operating results.

Arbitron's success will depend on its ability to reach and recruit participants and to achieve response rates sufficient to maintain its radio audience measurement services. As consumers adopt modes of telecommunication other than telephone land lines, such as mobile phones and cable or Internet calling, it may become more difficult for Arbitron to reach and recruit participants, which could adversely affect Arbitron's business, financial position and operating results.

Arbitron's success will depend on its ability to protect its intellectual property rights.

Arbitron believes that the success of its business will depend, in part, on:

- obtaining patent protection for its technology, products and services, in particular its Portable People Meter;
- defending its patents once obtained;
- preserving its trade secrets;
- defending its copyrights for its data services and audience estimates; and
- operating without infringing upon patents and proprietary rights held by third parties.

Arbitron relies on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, service mark and trade secret laws to protect the proprietary aspects of its technology, data and estimates. These legal measures afford only limited protection, and competitors may gain access to Arbitron's intellectual property and proprietary information. Litigation may be necessary to enforce Arbitron's intellectual property rights, to protect its trade secrets and to determine the validity and scope of Arbitron's proprietary rights. Arbitron has in the past been involved in litigation relating to the enforcement of its copyrights covering its radio listening estimates. Although Arbitron has generally been successful in these cases, there can be no assurance that the copyright laws and other statutory and contractual arrangements Arbitron currently depends upon will provide it sufficient protection in the future to prevent the use or misappropriation of its audience estimates, databases and technology. Any future litigation, regardless of outcome, could result in substantial expense and diversion of resources with no assurance of success and could adversely impact Arbitron's business, financial position and operating results.

One of Arbitron's strategies is to expand its international business, which involves unique risks and, if unsuccessful, may impede the growth of Arbitron's business.

Arbitron continues to explore opportunities that would facilitate licensing its Portable People Meter technology into selected international markets in Europe and the Asia/Pacific regions. Arbitron believes there is a demand for quality audience information internationally from global advertisers.

International business is subject to various additional risks, which could adversely affect Arbitron's business, including:

- costs of customizing services for foreign customers;
- difficulties in managing international operations;
- reduced protection for intellectual property rights in some countries;
- longer sales and payment cycles;
- the burdens of complying with a wide variety of foreign laws;
- exposure to local economic conditions;
- exposure to local political conditions, including the risks of an outbreak of war, the escalation of hostilities, acts of terrorism and seizure of assets by a foreign government; and
- exposure to foreign currency exchange rate fluctuation.

Audience estimates are used as the basis for advertising transactions when they achieve credibility and trust in the eyes of the media marketplace. In some countries, there is little confidence in the historical measurement services due to the perception of tampering and fraud. In expanding its international scope, Arbitron could be at possible risk from potential tampering and fraud by broadcasters or other third parties with Arbitron's methodology.

In countries where there has not been a historical practice of using audience measurement information in the buying and selling of advertising time, it may be difficult for Arbitron to maintain subscribers as the market transitions to using Arbitron's audience measurement service as the basis for conducting advertising transactions.

Arbitron is dependent on its proprietary software systems for data collection, processing and reporting.

Arbitron's success in collecting, processing and reporting data for its media information services is dependent on the ability of its proprietary software systems to support current and future business requirements. The current systems do not have the capability to accommodate all additional product enhancements requested by Arbitron clients. Arbitron is engaged in a major effort to replace its internal processing software and its client software. Significant delays in the planned completion of these systems, cost overages and/or inadequate performance of the systems once they are completed could adversely affect Arbitron's business, financial position and operating results.

The expansion of services into new areas could be adversely affected by the customer's inability to organize sales efforts and utilize ratings in the advertising buy-sell process.

The expansion of Arbitron's services into new areas could be adversely affected by the inability of the new advertising media, such as Internet and outdoor and out-of-home media, to organize sales efforts and effectuate advertising sales.

Criticism of the Arbitron audience measurement service by various industry groups and market segments could adversely affect Arbitron's business.

Due to the high-profile nature of the Arbitron service in the media and marketing information service industry, Arbitron could become the target of criticism by various industry groups and market segments. Although Arbitron strives to be fair, reasonable and impartial in the production of its audience measurement service, criticism of Arbitron by special interest groups could adversely affect Arbitron's business.

Arbitron's future growth and success will depend on its ability to successfully compete with companies that may have financial, marketing, distribution, technical and other advantages over Arbitron.

Arbitron competes in the radio audience measurement business in some small markets with Eastlan Resources. In Mexico, Arbitron competes in the radio audience measurement business with INRA International Research Mexico. Arbitron is also aware of at least four companies, The PreTesting Company, Inc., Telecontrol AG (a GfK AG company), Eurisko S.p.a. (a member of the international network NOP World) and Navigauge, that are developing technologies that compete with Arbitron's Portable People Meter. Furthermore, certain companies are developing narrow applications of technology to measure niche audiences of radio and outdoor and out-of-home media.

Arbitron competes with a large number of other providers of applications software, qualitative data and proprietary qualitative studies used by broadcasters, cable companies, advertising agencies, advertisers, and outdoor and out-of-home media companies. These competitors include STRATA Marketing Inc., Telmar Information Services Corp., Marketron Inc. and Wicks Broadcast Solutions, LLC in the area of applications software, and The Media Audit (a division of International Demographics, Inc.), Mediamark Research Inc. (a NOP World company, a wholly owned subsidiary of United Business Media plc) and Simmons Research Bureau in the area of qualitative data.

Arbitron also competes with a number of companies in the Internet audience measurement industry, including Nielsen//NetRatings.

Arbitron believes that its future growth and success will be dependent on its ability to successfully compete with other companies that provide similar services in the same markets, some of which may have financial, marketing, technical and other advantages, and its ability to design, develop and commercialize new products and services that address the industry needs for more efficient methods of data collection and processing and broader media measurement techniques. Arbitron cannot provide any assurance that it will be able to compete successfully, and the failure to do so could have a material adverse effect on Arbitron's business, financial position and operating results.

The media research industry is exploring options to achieve greater influence over the providers of audience measurement.

The media research industry is exploring options to achieve greater influence over and accountability from the providers of audience measurement. Some of the options could include forming an industry research consortium or a joint industry committee. A research consortium could potentially conduct independent research and development on ratings and audience measurement systems and make recommendations to the provider of audience measurement research. A joint industry committee could potentially result in the establishment of a cooperative media ratings service or an industry committee which would award contracts for media research. Currently, these efforts are being primarily directed at television; however, if these efforts to establish a research consortium or a joint industry committee are directed at radio, Arbitron's business, financial position and operating results could be adversely affected.

An economic downturn generally and in the advertising industry in particular could adversely impact Arbitron's revenue.

Arbitron's clients derive most of their revenue from the sale or purchase of advertising. During challenging economic times, advertisers may reduce advertising expenditures, impacting advertising agencies and media. As a result, advertising agencies and media may be less likely to purchase Arbitron's media information services, which could adversely affect Arbitron's business, financial position and operating results.

Advertisers are pursuing increased accountability from the media industry for their return on investments made in media.

Advertisers are pursuing increased accountability from the media industry for their return on investments made in media. Advertisers may shift advertising expenditures away from less accountable media, such as radio. As a result, advertising agencies and radio stations may be less likely to purchase Arbitron's media information services, which could have an adverse effect on Arbitron's business, financial position and operating results.

Arbitron may need to enter into agreements with third parties to assist with the marketing, technical and financial aspects of expanding its services for other types of media. Arbitron's inability to enter into agreements with third parties could adversely affect the growth of Arbitron's business.

In order for Arbitron to build on its experience in the radio audience measurement industry and expand into measurement for other types of media, Arbitron may need to enter into agreements with third parties. These third parties could provide the marketing, technical and financial aspects that Arbitron requires in order to be able to expand into other types of media. Arbitron's inability to enter into these agreements with third parties, when necessary, could adversely affect Arbitron's growth and business.

Long-term disruptions in the mail, telecommunication infrastructure and air service could adversely affect Arbitron's business.

Arbitron's business is dependent on the use of the mail, telecommunication infrastructure and air service. Long-term disruptions in these services caused by events such as natural disasters, the outbreak of war, the escalation of hostilities, and/or acts of terrorism (particularly involving cities in which Arbitron has offices, including Columbia, Maryland, which is in close proximity to Washington, DC, and government agencies) could adversely affect Arbitron's business, financial position and operating results.

Risk Factors Relating to Arbitron's Indebtedness

As of December 31, 2004, Arbitron had $50.0 million of indebtedness outstanding in senior secured notes that mature on January 31, 2008. The senior secured notes bear interest at a fixed rate of 9.96 percent per annum.

These notes contain noninvestment-grade financial terms, covenants and operating restrictions that increase Arbitron's cost of financing its business, restrict its financial flexibility and could adversely impact its ability to conduct its business. These include:

- the grant of security interests in most of the assets of Arbitron and its subsidiaries;
- the guarantees of Arbitron's debt by Arbitron's subsidiaries;
- the requirement of Arbitron to maintain certain leverage and coverage ratios; and
- the ability of Arbitron to buy and sell assets, incur additional indebtedness, grant or incur liens on its assets, repay senior indebtedness, pay cash dividends over a certain amount, make certain investments or acquisitions, repurchase or redeem capital stock and engage in certain mergers or consolidations.

These restrictions could hinder Arbitron's ability to finance its future operations or capital needs or make acquisitions that otherwise may be important to the operation of Arbitron's business. In addition, Arbitron's ability to comply with these financial requirements and other restrictions may be affected by events beyond its control, and its inability to comply with them could result in a default under the senior secured notes.

If a default occurs under the borrowings, either because Arbitron is unable to generate sufficient cash flow to service the debt or because Arbitron fails to comply with one or more of the restrictive covenants, the holders of its notes could elect to declare all of the outstanding borrowings, as well as accrued interest and fees, to be due and payable and require Arbitron to apply all of its available cash to repay those borrowings. The lenders under Arbitron's senior secured notes could also proceed against the lenders' collateral, which includes a first-priority lien on substantially all of the assets of Arbitron and its domestic subsidiaries and a pledge of the capital stock of all of its domestic subsidiaries and of 65 percent of the capital stock of its foreign subsidiaries. In addition, a default may result in higher rates of interest and the inability to obtain additional capital.

Risk Factors Relating to Owning Arbitron's Common Stock

Variability of quarterly operating results may cause Arbitron's stock price to decrease or fluctuate.

The market price of Arbitron's common stock may decrease or fluctuate because, among other factors, Arbitron's revenue, gross profit, operating income and net income or net loss may vary substantially from quarter to quarter. Many factors may contribute to fluctuations in Arbitron's operating results, including:

- changes in pricing policies by Arbitron or its competitors;
- increases in investment in the Portable People Meter services;
- introduction and acceptance of new products and services by Arbitron or its competitors;
- the market for qualified personnel and the timing and number of personnel hired;
- the timing and acquisition of new businesses;
- the efficiency with which employees are utilized;
- the effectiveness of Arbitron's disaster recovery plan;
- cancellation or delay of contract renewals by customers;
- lack of or timing of new-business contracts;
- changes in technology and Arbitron's successful utilization of technology;
- economic conditions as they relate to Arbitron's industry and customers;
- ability to enter into third-party agreements for data and service;
- Nielsen Media Research's decision regarding its option to join Arbitron in the potential commercial deployment of the Portable People Meter;
- potential long-term disruptions in mail, telecommunication infrastructure and/or air service;
- the outbreak of war, the escalation of hostilities, and/or acts of terrorism that could occur in cities in which Arbitron has offices, including Columbia, Maryland, which is in close proximity to Washington, DC, and government agencies; and
- a change in government regulations regarding privacy.

It may be difficult for a third party to acquire Arbitron, which could depress the stock price of Arbitron.

Delaware corporate law and Arbitron's Amended and Restated Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of Arbitron or its management that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for stockholders to elect directors not nominated by Arbitron's Board of Directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of Arbitron's common stock. These provisions include:

- a stockholders' rights plan, which likely will limit, through November 21, 2012, the ability of a third party to acquire a substantial amount of Arbitron's common stock without prior approval by the Board of Directors;
- restriction from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder under Section 203 of the Delaware General Corporation Law;
- authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to common stockholders;
- advance notice requirements for the submission by stockholders of nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting; and
- a supermajority vote of 80 percent of the stockholders to exercise the stockholders' right to amend the Bylaws.

Arbitron's Amended and Restated Certificate of Incorporation also contains the following provisions:

- a supermajority vote of two-thirds of the stockholders to approve some mergers and other business combinations; and
- restriction from engaging in a "business combination" with a "controlling person" unless either a modified supermajority vote is received or the business combination will result in the termination of ownership of all shares of Arbitron's common stock and the receipt of consideration equal to at least "fair market value."

Available Information

Arbitron's Web site address is www.arbitron.com, and interested persons may obtain, free of charge, copies of filings (including Arbitron's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports) that Arbitron has made with the Securities and Exchange Commission (as soon as reasonably practicable after they are filed with, or furnished to, the Securities and Exchange Commission) through a hyperlink at this site to a third-party Securities and Exchange Commission filings Web site. Also available on Arbitron's Web site are its Corporate Governance Policies and Guidelines, Code of Ethics for the Chief Executive Officer and Financial Managers, Code of Ethics and Conduct, the Audit Committee Charter, the Nominating and Board Governance Committee Charter and the Compensation and Human Resources Committee Charter. Copies of these documents are also available in print for any stockholder who requests a copy by contacting Arbitron's treasury manager.

ITEM 2. PROPERTIES

Arbitron's primary locations are in Columbia, Maryland, and its headquarters are located at 142 West 57th Street, New York, New York. Arbitron's New York City office serves as its home base for sales and marketing, while its survey research, technology and data collection/production operations are located in its Columbia, Maryland, facility. In addition, Arbitron has five regional sales offices located in the metropolitan areas of Atlanta, Georgia; Washington, D.C.,/Baltimore, Maryland; Chicago, Illinois; Dallas, Texas; and Los Angeles, California; and operations offices in Houston, Texas; Cranford, New Jersey; Birmingham, Alabama, and Indianapolis, Indiana. Arbitron's Continental Research subsidiary is located in London, England. Arbitron conducts all of its operations in leased facilities. Most of these leases contain renewal options and require payments for taxes, insurance and maintenance in addition to base rental payments. Arbitron believes that its facilities are sufficient for their intended purposes, are adequately maintained and are reasonably necessary for current and anticipated business purposes.

ITEM 3. LEGAL PROCEEDINGS

Arbitron and its subsidiaries are involved from time to time in a number of judicial and administrative proceedings considered ordinary in the nature of their current and past operations, including employment-related disputes, contract disputes, government proceedings, customer disputes and tort claims. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on the part of Arbitron. Some of these matters raise difficult and complex factual and legal issues, and are subject to many uncertainties, including, but not limited to, the facts and circumstances of each particular action, and the jurisdiction, forum and law under which each action is pending. Because of this complexity, final disposition of some of these proceedings may not occur for several years. As such, Arbitron is not always able to estimate the amount of its possible future liabilities. There can be no certainty that Arbitron may not ultimately incur charges in excess of presently or future established accruals or insurance coverage. Although occasional adverse decisions (or settlements) may occur, it is the opinion of management that the final disposition of these proceedings will not, considering the merits of the claims, have a material adverse effect on Arbitron's financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of Arbitron's stockholders during the fourth quarter of 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Arbitron's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ARB." As of February 28, 2005, there were 31,219,978 shares outstanding and approximately 7,200 stockholders of record of Arbitron common stock.

The following table sets forth the high and low sale prices of Arbitron common stock as reported on the NYSE Composite Tape for each quarterly period for the past two years ended December 31, 2004.

2004	1Q	2Q	3Q	4Q	Full Year
High	$45.90	$41.26	$39.70	$39.78	$45.90
Low	$39.01	$35.96	$31.29	$35.52	$31.29
2003	**1Q**	**2Q**	**3Q**	**4Q**	**Full Year**
High	$34.51	$37.36	$38.30	$43.73	$43.73
Low	$28.97	$30.75	$34.01	$34.38	$28.97

During the periods presented, Arbitron did not pay any dividends on its common stock.

The transfer agent and registrar for the Arbitron common stock is The Bank of New York.

On September 9, 2004, the Company announced that its Board of Directors authorized a stock repurchase program under which the Company could purchase up to $25.0 million of its outstanding common stock through December 31, 2004. The shares were purchased from time to time in either open market or private transactions at then prevailing market prices. In 2004, Arbitron purchased an aggregate of

666,100 shares of common stock for an aggregate purchase price of $25.0 million. The following table outlines the stock repurchase activity during the three months ended December 31, 2004.

Arbitron Purchases of Equity Securities

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum dollar value of shares that may yet be purchased under the program
October 1 - 31	217,500	$36.05	217,500	$7,254,837
November 1 - 30	193,600	$37.48	193,600	$ 7,462
December 1 - 31	—	$ —	—	$ —
Total	411,100	$36.73	411,100	$ —

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data set forth below should be read together with the information under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Arbitron's consolidated financial statements and related notes included in this Form 10-K. This financial data is not necessarily indicative of the results of operations or financial position that would have occurred if Arbitron had been a separate, independent company during the periods presented in which Arbitron was a division of Ceridian Corporation, nor is it indicative of its future performance. Arbitron was a division of Ceridian Corporation prior to March 30, 2001.

The Company's statements of income for the years ended December 31, 2004, 2003, and 2002 and balance sheet data as of December 31, 2004, and 2003 set forth below are derived from audited consolidated financial statements included elsewhere in this Form 10-K. The statement of income data for the years ended December 31, 2001 and 2000, and balance sheet data as of December 31, 2002, 2001 and 2000 are derived from audited consolidated financial statements of Arbitron not included in this Form 10-K.

	As of and for the Years Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Statement of Income Data					
Revenue	$296,553	$273,550	$249,757	$227,534	$206,791
Costs and expenses	205,669	187,613	169,645	156,273	135,373
Operating income	90,884	85,937	80,112	71,261	71,418
Equity in net income of affiliate	7,552	6,754	5,627	4,285	3,397
Income before interest and income tax expense	98,436	92,691	85,739	75,546	74,815
Interest expense, net	6,810	11,597	16,219	15,279	—
Income before income tax expense	91,626	81,094	69,520	60,267	74,815
Income tax expense	31,061	31,221	26,765	23,805	29,552
Net income	$ 60,565	$ 49,873	$ 42,755	$ 36,462	$ 45,263
Net Income and Pro Forma Net Income Per Weighted Average Common Share(1)					
Basic	$ 1.96	$ 1.66	$ 1.45	$ 1.25	$ 1.56
Diluted	$ 1.92	$ 1.63	$ 1.42	$ 1.24	$ 1.54

	As of and for the Years Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Weighted average and pro forma weighted average common shares used in calculations					
Basic	30,972	30,010	29,413	29,164	29,046
Diluted(2)	31,471	30,616	30,049	29,483	29,347
Balance Sheet Data					
Current assets	$120,161	$116,857	$ 86,422	$ 67,658	$ 60,344
Total assets	196,121	184,194	156,038	126,841	107,876
Long-term debt	50,000	105,000	165,000	205,000	—
Stockholders' equity (deficit)	45,380	(18,073)	(100,579)	(169,109)	33,222

During the years presented, Arbitron did not pay any dividends on its common stock.

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002, with the exception of a provision for acquisitions occurring after June 30, 2001, which was adopted on July 1, 2001. Goodwill amortization expense for both 2001 and 2000 was $2.2 million.

---

(1) For the year ended December 31, 2001, the computations of pro forma net income per weighted average common share are based upon Ceridian's weighted average common shares and potentially dilutive securities outstanding through March 31, 2001, adjusted for the one-for-five reverse stock split, and Arbitron's weighted average common shares and potentially dilutive securities for the remainder of the year. For the year ended December 31, 2000, the pro forma net income per weighted average common share computations are based upon Ceridian's weighted average common shares and potentially dilutive securities, adjusted for the one-for-five reverse stock split.

(2) The diluted pro forma weighted average common shares assumes that all of Ceridian's historical dilutive securities were converted into Arbitron securities for the three months ended March 31, 2001, and for the year ended December 31, 2000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Arbitron's consolidated financial statements and the notes thereto that follow in this Form 10-K.

Overview

Arbitron is an international media and marketing research firm primarily serving radio, cable television, advertising agencies, advertisers, outdoor and out-of-home media and, through its Scarborough joint venture, broadcast television and print media. Arbitron currently has four main services:

- measuring radio audiences in local markets in the United States and Mexico;
- measuring national radio audiences and the audience size of network radio programs and commercials;
- providing application software used for accessing and analyzing media audience and marketing information data; and
- providing consumer and media usage information services to radio, cable television, advertising agencies, advertisers, retailers, outdoor and out-of-home media, online industries and, through its Scarborough joint venture, broadcast television and print media.

Arbitron's quantitative radio audience measurement business and related software sales accounted for approximately 85% of its revenue for both 2004 and 2003. Consolidation in the radio broadcasting industry has led to Arbitron's dependence on a limited number of key customers. In 2004, Clear Channel Communications, Inc. ("Clear Channel Communications") and Infinity Broadcasting Corp. ("Infinity Broadcasting") represented approximately 21% and 10%, respectively, of Arbitron's revenue. Arbitron's agreements with these customers are not exclusive and contain no renewal obligations. In August 2004, Arbitron entered into license agreements with Infinity Broadcasting, effective April 1, 2004, to provide audience estimates, software and other ancillary services to Infinity Broadcasting's radio stations through the Company's Winter 2008 survey. Certain of Clear Channel Communication's existing license agreements with Arbitron were scheduled to expire on December 31, 2004. On December 27, 2004, the Company entered into new license agreements with Clear Channel Communications to provide radio ratings and software services for Clear Channel Communication's radio stations and networks through the Company's Fall 2008 survey.

Arbitron cannot give any assurances that it could replace the revenue that would be lost if a key customer failed to renew all or part of its agreements with Arbitron. The loss of a key customer would materially impact Arbitron's business, financial position and operating results.

Due to the slow economic growth of the radio industry as well as the high penetration of current services in the core radio station business, Arbitron expects that its annual organic rate of revenue growth will be slower than historical trends for the foreseeable future.

Arbitron entered into an agreement on May 31, 2000, with Nielsen Media Research, Inc. ("Nielsen Media Research"), a provider of U.S. television and cable audience measurement services, under which Arbitron granted Nielsen Media Research an option to join Arbitron in the potential commercial deployment of the Portable People Meter ("Portable People Meter" or "PPM^{SM}") in the United States. In the event Nielsen Media Research exercises the option, the parties would form a joint venture to commercially deploy and operate the business of utilizing the Portable People Meter for the collection of listening and viewing audience data. In 2003, Arbitron worked with Nielsen Media Research on response rate issues and a variety of engineering tests. In 2004, Arbitron reported on the outcomes of three collaborative tests of the PPM that were conducted with Nielsen Media Research. Arbitron continues to work with Nielsen Media Research to resolve outstanding issues and to negotiate business terms for a potential Portable People Meter joint venture.

In third quarter 2004, Arbitron began recruiting consumers to participate in a market demonstration to be conducted in Houston, Texas in 2005 and 2006 to confirm the results of previous tests and demonstrate enhancements to the Portable People Meter system that have been made since it was tested in Philadelphia. In addition, Arbitron is participating in a Portable People Meter business impact study that is being led by the Radio Advertising Bureau to research the impact on the radio industry of electronic measurement and a move from diaries to the Portable People Meter for radio audience measurement. The study should be completed in 2005.

As of January 1, 2005, BBM, the Canadian industry cooperative for audience ratings, made the Portable People Meter the official ratings system for buying and selling commercial airtime on French-language television in the markets of Quebec and Montreal.

Separate from the proposed joint venture with Nielsen Media Research, Arbitron began testing additional marketing research applications of the Portable People Meter technology in 2003. One application that Arbitron began testing was the use of the Portable People Meter as the media collection tool for a national marketing-oriented panel designed to correlate advertising with shopping behavior and sales. The objective is to provide multimedia exposure data combined with sales data from a single source to produce a measure of advertising effectiveness for advertisers, agencies and broadcasters.

On September 29, 2004, Arbitron announced that Arbitron and VNU, Inc. have agreed to jointly explore the development of a new national marketing research service which collects multi-media and purchase information from a common sample of consumers. Procter & Gamble is also collaborating with the two companies to ensure that the service properly addresses the needs of marketers. This would be a new type of service for which market acceptance is not yet known.

The continuing development and anticipated rollout of PPM services will require significant capital resources and will increase Arbitron's operating costs over the next several years. In the event Arbitron decides to commercialize either a PPM ratings service or a PPM marketing application service, there could be significant start-up expenses that could adversely affect Arbitron's financial position and operating results.

Arbitron uses listener diaries to gather radio listening data from sample households in the United States local markets for which it currently provides radio ratings. A representative sample of the population in each local market is randomly selected for each survey and is recruited by telephone. It is increasingly difficult and more costly to obtain consent from the phone sample to participate in the surveys and to get a usable diary returned to Arbitron. Arbitron must achieve response rates sufficient to maintain confidence in its ratings, the support of the industry and accreditation by the Media Rating Council. Response rates are a quality measure of survey performance and an important factor impacting costs associated with data collection. Overall response rates have declined over the past several years. If response rates continue to decline further, Arbitron's radio audience measurement business could be adversely affected. Arbitron commits extensive efforts and resources to address the decline of response rates. Additional initiatives in 20 low response rate markets have had a positive impact on response rates, which have increased by approximately 2.7% in those markets from the Fall 2003 to the Fall 2004 survey. In addition, the response rate decline in all markets slowed significantly from the Fall 2003 to the Fall 2004 survey compared to the Fall 2003 to the Fall 2002 survey.

On March 11, 2004, Arbitron acquired certain assets of Marketing Resources Plus ("MRP") from Interactive Market Systems, Inc., part of the VNU Media Measurement and Information Group, for $8.9 million in cash. MRP is a provider of media buying software systems to local and regional advertising agencies for broadcast and print media. MRP develops, markets and supports a suite of software services used by approximately 800 advertisers and advertising agencies across the United States.

On September 9, 2004, the Company announced that its Board of Directors authorized a repurchase program under which the Company could purchase up to $25.0 million of its outstanding common stock through December 31, 2004. The Company purchased the shares from time to time in either open market or private transactions at then prevailing market prices. As of December 31, 2004, the Company had repurchased an aggregate of 666,100 shares under the program for an aggregate purchase price of $25.0 million.

Arbitron announced on February 28, 2005 that its Board of Directors approved the payment of the Company's first cash dividend of $0.10 per common share. The dividend will be paid on April 1, 2005 to stockholders of record as of the close of business on March 15, 2005.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those that are both important to the presentation of the Company's financial position and results of operations, and require management's most difficult, complex or subjective judgments.

The Company capitalizes software development costs with respect to major internal use software initiatives or enhancements. The costs are capitalized from the time that the preliminary project stage is completed and management considers it probable that the software will be used to perform the function intended until the time the software is placed in service for its intended use. Once the software is placed in service, the capitalized costs are generally amortized over periods of three to five years. If events or changes in circumstances indicate that the carrying value of software may not be recovered, a recoverability analysis is performed based on estimated undiscounted cash flows to be generated from the software in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the software cost is written down to estimated fair value and an impairment is recognized. The Company's estimates are subject to revision as market conditions and management's assessments change. As of December 31, 2004 and 2003, the Company's capitalized software developed for internal use had a carrying amount of $8.5 million and $3.3 million, respectively, including $5.7 million and $3.1 million, respectively, of Portable People Meter software.

Arbitron uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Management must make assumptions, judgments and estimates to determine the current provision for income taxes and also deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in the consolidated financial statements. Assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years could render current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause actual income tax obligations to differ from estimates, thus materially impacting Arbitron's financial position and results of operations.

Certain reserves for tax contingencies were reversed in the third quarter of 2004 due to guidance in an Internal Revenue Service Revenue Procedure. Also in the third quarter of 2004, the valuation allowance on the deferred tax assets related to state net operating loss carryforwards was reduced due to higher actual and projected taxable income in the applicable states. The net benefit of these changes was $4.2 million in 2004.

Results of Operations

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

The following table sets forth information with respect to the consolidated statements of income of Arbitron for the years ended December 31, 2004 and 2003.

Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

	2004	2003	Increase (Decrease) Dollars	Increase (Decrease) Percent	Percentage of Revenue 2004	Percentage of Revenue 2003
Revenue	$296,553	$273,550	$23,003	8.4%	100.0%	100.0%
Costs and expenses						
Cost of revenue	109,951	103,109	6,842	6.6%	37.1%	37.7%
Selling, general and administrative	62,421	58,662	3,759	6.4%	21.0%	21.4%
Research and development	33,297	25,842	7,455	28.8%	11.2%	9.5%
Total costs and expenses	205,669	187,613	18,056	9.6%	69.3%	68.6%
Operating income	90,884	85,937	4,947	5.8%	30.7%	31.4%
Equity in net income of affiliate	7,552	6,754	798	11.8%	2.5%	2.5%
Income before interest and income tax expense	98,436	92,691	5,745	6.2%	33.2%	33.9%
Interest income	1,099	741	358	48.3%	0.4%	0.3%
Interest expense	7,909	12,338	(4,429)	(35.9%)	2.7%	4.6%
Income before income tax expense	91,626	81,094	10,532	13.0%	30.9%	29.6%
Income tax expense	31,061	31,221	(160)	(0.5%)	10.5%	11.4%
Net income	$ 60,565	$ 49,873	$10,692	21.4%	20.4%	18.2%
Net income per weighted average common share						
Basic	$ 1.96	$ 1.66	$ 0.30	18.1%		
Diluted	$ 1.92	$ 1.63	$ 0.29	17.8%		
Other data						
EBIT	$ 98,436	$ 92,691	$ 5,745	6.2%		
EBITDA	$104,158	$ 97,528	$ 6,630	6.8%		
EBIT and EBITDA Reconciliation						
Net income	$ 60,565	$ 49,873	$10,692			
Income tax expense	31,061	31,221	(160)			
Interest income	1,099	741	358			
Interest expense	7,909	12,338	(4,429)			
EBIT	98,436	92,691	5,745			
Depreciation and amortization	5,722	4,837	885			
EBITDA	$104,158	$ 97,528	$ 6,630			

Revenue. Revenue increased 8.4% to $296.6 million in 2004 from $273.6 million in 2003. The MRP acquisition accounted for $5.9 million of the increase. Additional revenue of $2.9 million was recognized from the delivery of 17 Scarborough markets which delivered in December 2004. In previous years these 17 markets had been delivered in the first quarter of the following year. The remainder of the increase was primarily attributed to increases in the subscriber base for the ratings and qualitative services, analytical software applications, escalations in multiyear customer contracts and contract renewals. Due to the slow economic growth of the radio industry as well as the high penetration of current services in the core radio station business, Arbitron expects that its annual organic rate of revenue growth will be slower than historical trends in future periods.

Cost of Revenue. Cost of revenue increased 6.6% to $110.0 million in 2004 from $103.1 million in 2003, but decreased as a percentage of revenue to 37.1% in 2004 from 37.7% in 2003. The $6.8 million increase was mainly attributed to: increases in royalties of $3.3 million; increases in indirect PPM costs of $1.0 million; increases in Continental Research costs of $0.9 million; increases in computer center, security and facilities costs of $0.9 million; and the MRP acquisition which accounted for a $0.6 million increase.

Selling, General and Administrative. Selling, general and administrative expenses increased 6.4% to $62.4 million in 2004 from $58.7 million in 2003, but decreased as a percentage of revenue to 21.0% in 2004 from 21.4% in 2003. The $3.8 million increase was primarily attributed to the MRP acquisition, which accounted for $3.6 million of the increase. Due to SFAS 123R, *Share-Based Payment,* Arbitron expects that, with regard to the expensing of stock compensation, its selling, general and administrative expenses will increase substantially beginning July 1, 2005.

Research and Development. Research and development expenses increased 28.8% to $33.3 million in 2004 from $25.8 million in 2003, and increased as a percentage of revenue to 11.2% in 2004 from 9.5% in 2003. PPM research and development and the MRP acquisition accounted for $3.8 million and $1.8 million of the increase, respectively. The remainder of the increase was attributed to U.S. Media Services (Arbitron's core quantitative, qualitative and software application services), where there was increased spending related to the maintenance, upgrade and replacement of legacy operating and reporting systems.

Operating Income. Operating income increased 5.8% to $90.9 million in 2004 from $85.9 million in 2003. Operating margin decreased to 30.7% in 2004 from 31.4% in 2003.

Equity in Net Income of Affiliate. Equity in net income of affiliate (relating to the Company's Scarborough joint venture) increased 11.8% to $7.6 million in 2004 from $6.8 million in 2003. The equity in net income of affiliate changes as the net income of Scarborough Research changes. The increase was primarily attributed to the delivery of 17 Scarborough markets which delivered in December 2004.

Interest Expense. Interest expense decreased to $7.9 million for the year ended December 31, 2004 from $12.3 million for the same period in 2003. The decrease was primarily attributed to a $63.7 million decline in the average debt principal balance outstanding under the Company's revolving Credit Facility in 2004 compared to 2003.

Income Tax Expense. Arbitron's effective tax rate was 33.9% and 38.5% in 2004 and 2003, respectively. Income tax expense was lower in 2004 primarily because reserves for certain tax contingencies were reversed during the third quarter of 2004 due to guidance in an Internal Revenue Service notice. Also, the valuation allowance on the deferred tax assets related to state net operating loss carryforwards was reduced due to higher actual and projected taxable income in the applicable states. The net benefit of these changes was $4.2 million.

Net Income. Net income increased 21.4% to $60.6 million in 2004 from $49.9 million in 2003. Tax changes amounting to $4.2 million accounted for 8.4% of the increase, and lower interest expense accounted for 8.9% of the 21.4% increase.

EBIT and EBITDA. Earnings before interest and income tax expense ("EBIT") increased 6.2% to $98.4 million and earnings before interest, income tax expense, depreciation and amortization ("EBITDA") increased 6.8% to $104.2 million in 2004 from $92.7 million and $97.5 million, respectively, in 2003. Arbitron has presented EBIT and EBITDA as supplemental information that management of Arbitron believes may be useful to investors to evaluate the Company's results because they exclude certain items that are not directly related to the Company's core operating performance. EBIT is calculated by adding back net interest expense and income tax expense to net income. EBITDA is calculated by adding back net interest expense, income tax expense, and depreciation and amortization to net income. EBIT and EBITDA should not be considered substitutes either for net income, as indicators of Arbitron's operating performance, or for cash flow, as measures of Arbitron's liquidity. In addition, because EBIT and EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures reported by other companies.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

The following table sets forth information with respect to the consolidated statements of income of Arbitron for the years ended December 31, 2003 and 2002.

Consolidated Statements of Income
(Dollars in thousands, except per share amounts

	2003	2002	Increase (Decrease) Dollars	Increase (Decrease) Percent	Percentage of Revenue 2003	Percentage of Revenue 2002
Revenue	$273,550	$249,757	$23,793	9.5%	100.0%	100.0%
Costs and expenses						
Cost of revenue	103,109	91,821	11,288	12.3%	37.7%	36.8%
Selling, general and administrative	58,662	53,096	5,566	10.5%	21.4%	21.2%
Research and development	25,842	24,728	1,114	4.5%	9.5%	9.9%
Total costs and expenses	187,613	169,645	17,968	10.6%	68.6%	67.9%
Operating income	85,937	80,112	5,825	7.3%	31.4%	32.1%
Equity in net income of affiliate	6,754	5,627	1,127	20.0%	2.5%	2.2%
Income before interest and income tax expense	92,691	85,739	6,952	8.1%	33.9%	34.3%
Interest income	741	596	145	24.3%	0.3%	0.2%
Interest expense	12,338	16,815	(4,477)	(26.6%)	4.6%	6.7%
Income before income tax expense	81,094	69,520	11,574	16.6%	29.6%	27.8%
Income tax expense	31,221	26,765	4,456	16.6%	11.4%	10.7%
Net income	$ 49,873	$ 42,755	$ 7,118	16.6%	18.2%	17.1%
Net income per weighted average common share						
Basic	$ 1.66	$ 1.45	$ 0.21	14.5%		
Diluted	$ 1.63	$ 1.42	$ 0.21	14.8%		
Other data						
EBIT	$ 92,691	$ 85,739	$ 6,952	8.1%		
EBITDA	$ 97,528	$ 90,108	$ 7,420	8.2%		
EBIT and EBITDA Reconciliation						
Net income	$ 49,873	$ 42,755	$ 7,118			
Income tax expense	31,221	26,765	4,456			
Interest income	741	596	145			
Interest expense	12,338	16,815	(4,477)			
EBIT	92,691	85,739	6,952			
Depreciation and amortization	4,837	4,369	468			
EBITDA	$ 97,528	$ 90,108	$ 7,420			

Revenue. Revenue increased 9.5% to $273.6 million in 2003 from $249.8 million in 2002. Approximately $21.4 million of the $23.8 million increase was due to increases in the subscriber base for the ratings and qualitative services, analytical software applications, escalations in multiyear customer contracts and contract renewals.

Cost of Revenue. Cost of revenue increased 12.3% to $103.1 million in 2003 from $91.8 million in 2002 and increased as a percentage of revenue to 37.7% in 2003 from 36.8% in 2002. The $11.3 million increase was mainly attributed to: increases in data collection costs of $6.8 million; increases in royalties of $2.7 million; and increases in U.S. Media Services computer center costs of $0.9 million. These increases were partially offset by lower Internet broadcast services costs of $0.5 million.

Selling, General and Administrative. Selling, general and administrative expenses increased 10.5% to $58.7 million in 2003 from $53.1 million in 2002, and increased as a percentage of revenue to 21.4% in 2003 from 21.2% in 2002. The $5.6 million increase was mainly attributed to increases in U.S. Media selling expenses of $2.0 million; increases in U.S. Media facilities costs of $1.0 million; increases in U.S. Media marketing costs of $0.5 million; increases in U.S. Media commissions of $0.5 million; increases in U.S. Media finance and legal expenses of $1.1 million; and an increase in variable compensation of $0.9 million. These increases were partially offset by lower Internet broadcast services expenses of $0.8 million.

Research and Development. Research and development expenses increased 4.5% to $25.8 million in 2003 from $24.7 million in 2002, but decreased as a percentage of revenue to 9.5% in 2003 from 9.9% in 2002. U.S. Media Services expenses increased by $2.7 million which were offset by decreases in PPM expenses of $0.9 million and decreases in Internet broadcast services expenses of $0.6 million where the Company derived benefits from the acquisition of certain assets from MeasureCast, Inc. during the fourth quarter of 2002.

Operating Income. Operating income increased 7.3% to $85.9 million in 2003 from $80.1 million in 2002. Operating margin decreased to 31.4% in 2003 from 32.1% in 2002.

Equity in Net Income of Affiliate. Equity in net income of affiliate (relating to the Company's Scarborough joint venture) increased 20.0% to $6.8 million in 2003 from $5.6 million in 2002. The increase was attributed to the growth in revenue and net income of Scarborough.

Interest Expense. Interest expense decreased to $12.3 million for the year ended December 31, 2003 from $16.8 million for the same period in 2002. The decrease was primarily attributed to a $50.1 million lower average debt principal balance outstanding under the Company's revolving Credit Facility in 2003 compared to 2002. The commitment level and effective interest rates are also lower in 2003 than in 2002.

Income Tax Expense. Arbitron's effective tax rate was 38.5% in 2003 and 2002. A 0.5% increase in the Company's effective income tax rate resulting from changes in state tax laws and changes in certain state tax apportionment factors was offset by the reversal of a reserve as the result of the resolution of certain state tax contingencies.

Net Income. Net income increased 16.6% to $49.9 million in 2003 from $42.8 million in 2002.

EBIT and EBITDA. EBIT increased 8.1% to $92.7 million and EBITDA increased 8.2% to $97.5 million in 2003 from $85.7 million and $90.1 million, respectively, in 2002. Arbitron has presented EBIT and EBITDA as supplemental information that management of Arbitron believes may be useful to investors to evaluate Arbitron's results because they exclude certain items that are not directly related to the Company's core operating performance. EBIT is calculated by adding back net interest expense and income tax expense to net income. EBITDA is calculated by adding back net interest expense, income tax expense, and depreciation and amortization to net income. EBIT and EBITDA should not be considered substitutes either for net income, as indicators of Arbitron's operating performance, or for cash flow, as measures of Arbitron's liquidity. In addition, because EBIT and EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures reported by other companies.

Liquidity and Capital Resources

Working capital was $24.2 million, $25.0 million and $2.5 million as of December 31, 2004, 2003 and 2002, respectively. Cash and cash equivalents was $86.9 million, $68.4 million and $43.1 million as of December 31, 2004, 2003, and 2002, respectively. Management expects that the cash position as of December 31, 2004, and cash flow generated from operations will be sufficient to support the Company's operations for the foreseeable future.

Net cash provided by operating activities was $98.1 million, $65.4 million and $76.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. The 2004 increase of $32.7 million was mainly attributable to a decrease in deferred income taxes of $24.7 million and higher net income in 2004 of $10.7 million. The decrease in deferred income taxes is due primarily to an Internal Revenue Service Procedure related to advance customer payments. Primarily as a result of the procedure, income taxes of approximately $21.8 million paid in 2003 were applied toward the Company's 2004 tax liability and reduced cash taxes paid in 2004.

Net cash used in investing activities was $19.1 million, $5.4 million and $22.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The 2004 increase in the use of cash is primarily attributed to the $8.9 million MRP acquisition in March 2004 and increased spending on property and equipment. The 2003 decrease in the use of cash is primarily attributed to the absence of business acquisitions in 2003 and lower capital expenditures.

Net cash used in financing activities was $60.7 million, $34.9 million and $32.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. In 2004, the Company received $19.3 million of cash from stock option exercises and other employee stock incentive plans compared to $25.1 million in 2003 and $7.9 million in 2002. Additionally, the Company made debt payments of $55.0 million in 2004 compared to $60.0 million and $40.0 million in 2003 and 2002, respectively. Arbitron made stock repurchases of $25.0 million in 2004. Arbitron did not make any stock repurchases in 2003 or 2002.

Arbitron's commitment under its revolving credit facility, which was $225.0 million at inception, had a balance of $0.2 million on December 31, 2004, and was closed by the request of the Company on January 31, 2005. Arbitron's senior secured notes in the amount of $50.0 million mature on January 31, 2008.

Arbitron's senior secured notes contain non-investment-grade financial terms, covenants and operating restrictions that increase the cost of financing and restrict financial flexibility. Under the terms of the senior secured notes, Arbitron is required to maintain certain leverage and coverage ratios and meet other financial conditions. The senior secured notes limit, among other things, Arbitron's ability to buy and sell assets, incur additional indebtedness, grant or incur liens on its assets, pay cash dividends over a certain amount, make certain investments or acquisitions, repurchase or redeem capital stock and engage in certain mergers or consolidations. The terms of the senior secured notes may restrict or prohibit Arbitron's ability to raise additional capital when needed or could prevent Arbitron from making acquisitions or investing in other growth initiatives. Arbitron has met all covenants since the inception of all borrowings, including the terminated Credit Facility.

On September 9, 2004, the Company announced that its Board of Directors authorized a repurchase program under which the Company could purchase up to $25.0 million of its outstanding common stock through December 31, 2004. As of December 31, 2004, the Company had repurchased an aggregate of 666,100 shares under the program for an aggregate purchase price of $25.0 million. Additional stock repurchases are limited by the terms of the Company's senior secured notes. The Company is currently negotiating with the holder of these notes possible amendments to the terms that would permit additional stock repurchases in the future.

Arbitron announced on February 28, 2005 that its Board of Directors approved the payment of the Company's first cash dividend of $0.10 per common share. The dividend will be paid on April 1, 2005 to stockholders of record as of the close of business on March 15, 2005.

In 2004, Clear Channel Communications and Infinity Broadcasting represented approximately 21% and 10%, respectively, of Arbitron's revenue. Arbitron's agreements with these customers are not exclusive and contain no renewal obligations. In August 2004, Arbitron entered into license agreements with Infinity Broadcasting, effective April 1, 2004, to provide audience estimates, software and other ancillary services to Infinity Broadcasting's radio stations through the Company's Winter 2008 survey. Certain of Clear Channel Communication's existing license agreements with Arbitron were scheduled to expire on December 31, 2004. On December 27, 2004, the Company entered into new license agreements with Clear Channel Communications to provide radio ratings and software services for Clear Channel Communication's radio stations and networks through the Company's Fall 2008 survey. Arbitron cannot give any assurances that it will retain current customers or that it will be able to replace the revenue that is lost when a key customer fails to renew its agreement with Arbitron.

In 2004, Arbitron focused on a demonstration to be conducted in Houston, Texas, in 2005 and 2006 to confirm the results of previous tests and demonstrate enhancements to the Portable People Meter system that have been made since it was tested in Philadelphia. Arbitron continues to work with Nielsen Media Research to resolve outstanding issues and to negotiate business terms for a potential Portable People Meter joint venture.

Separate from the proposed joint venture with Nielsen Media Research, in 2003 Arbitron began testing additional marketing research applications of the Portable People Meter technology. One application that Arbitron began testing was the use of the Portable People Meter as the media collection tool for a national marketing-oriented panel designed to correlate advertising with shopping behavior and sales. The objective is to provide multimedia exposure data combined with sales data from a single source to produce a measure of advertising effectiveness for advertisers, agencies and broadcasters. On September 29, 2004, Arbitron announced that Arbitron and VNU, Inc. signed an agreement to explore the development of a new national marketing research service. Procter & Gamble is collaborating with the two companies to ensure that the service properly addresses the needs of marketers. This would be a new type of service for which market acceptance is not yet known.

The continuing development of PPM services will require both significant capital resources and operating costs over the next several years. In the event Arbitron decides to commercialize either a PPM ratings service or a PPM marketing application service there could be significant start-up expenses that could adversely affect Arbitron's financial position and operating results.

The following table summarizes Arbitron's contractual cash obligations as of December 31, 2004:

Contractual Obligations
(In thousands)

	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years	Total
Long-term debt(A)	$ 4,980	$ 9,960	$50,457	$ —	$ 65,397
Operating leases(B)	8,918	12,715	7,166	8,865	37,664
Purchase obligations(C)	—	—	—	—	—
Pension contributions(D)	1,000	—	—	—	1,000
	$14,898	$22,675	$57,623	$8,865	$104,061

(A) See note 8 to consolidated financial statements (includes future interest payments of $15.4 million).

(B) See note 11 to consolidated financial statements.

(C) Arbitron generally does not make unconditional, noncancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but they do not exceed one-year terms.

(D) Amount represents an estimate of its cash contribution for 2005 to its defined benefit pension plan. Future cash contributions will be determined based upon the funded status of the plan.

As of December 31, 2004, the Company had an outstanding letter of credit of $0.1 million. The letter of credit was cancelled effective January 27, 2005.

Off-Balance Sheet Arrangements

Arbitron did not enter into any off-balance sheet arrangements during 2004 or 2003, nor did Arbitron have any off-balance sheet arrangements outstanding at December 31, 2004 or 2003.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") enacted Statement of Financial Accounting Standards 123 — revised 2004 ("SFAS 123R"), *"Share-Based Payment"* which replaces Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *"Accounting for Stock-Based Compensation"* and supersedes APB Opinion No. 25 ("APB 25"), *"Accounting for Stock Issued to Employees."* SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005.

Arbitron is required to adopt SFAS 123R in the third quarter of 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Note 2 in the Notes to Consolidated Financial Statements for the pro forma net income and net income per share amounts, for 2004, 2003 and 2002. Although Arbitron has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123R and expects the adoption to have a significant adverse impact on the Company's consolidated statements of income and net income per share.

Seasonality

Arbitron recognizes revenue for products and services over the terms of license agreements as products and services are delivered, and expenses are recognized as incurred. Arbitron gathers radio-listening data in approximately 293 United States local markets. All markets are measured at least twice per year (April-May-June for the "Spring Survey" and October-November-December for the "Fall Survey"). In addition, all major markets are measured two additional times per year (January-February-March for the "Winter Survey" and July-August-September for the "Summer Survey"). Arbitron's revenue is generally higher in the first and third quarters as a result of the delivery of the Fall Survey and Spring Survey, respectively, to all markets, compared to revenue in the second and fourth quarters, when delivery of the Winter Survey and Summer Survey, respectively, is only provided to major markets. Arbitron's expenses are generally higher in the second and fourth quarters as the "Spring Survey" and "Fall Survey" are being conducted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Risk

The Company currently has no exposure to market risk with respect to changes in interest rates, because the Company's only outstanding debt is on senior notes that bear interest at a fixed rate of 9.96%. The Company does not use derivatives for speculative or trading purposes.

Because the Company currently has no outstanding floating rate debt, a hypothetical market interest rate change of 1% would have no effect on the Company's results of operations. However, changes in market interest rates would impact the fair value of the Company's senior notes. The fair value of the senior secured notes as of December 31, 2004 and 2003 was $53.8 million and $55.3 million, respectively, and was estimated using a cash flow valuation model and available market data for securities with similar maturity dates.

Foreign Currency Risk

Arbitron's foreign operations are not significant at this time, and, therefore, Arbitron's exposure to foreign currency risk is minimal.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The report of the independent registered public accounting firm and financial statements are set forth below (see Item 15(a) for list of financial statements and financial statement schedules):

ARBITRON INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Arbitron Inc.

We have audited the accompanying consolidated balance sheets of Arbitron Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed under item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arbitron Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the internal control over financial reporting of Arbitron Inc. as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
March 3, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Arbitron Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that Arbitron Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of Arbitron Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Arbitron Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Arbitron Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arbitron Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 3, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
March 3, 2005

ARBITRON INC.

Consolidated Balance Sheets
December 31, 2004 and 2003
(In thousands, except par value data)

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 86,901	$ 68,433
Trade accounts receivable, net of allowance for doubtful accounts of $1,124 in 2004 and $1,081 in 2003	23,369	21,355
Deferred tax assets	4,362	24,183
Prepaid expenses and other current assets	5,529	2,886
Total current assets	120,161	116,857
Investment in affiliate	12,130	10,953
Property and equipment, net	18,536	13,182
Goodwill, net	37,773	32,937
Other intangibles, net	3,381	1,487
Noncurrent deferred tax assets	3,025	6,646
Other noncurrent assets	1,115	2,132
Total assets	$ 196,121	$ 184,194
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable	$ 5,444	$ 5,326
Accrued expenses and other current liabilities	30,955	28,119
Deferred revenue	59,608	58,398
Total current liabilities	96,007	91,843
Noncurrent liabilities		
Long-term debt	50,000	105,000
Other noncurrent liabilities	4,734	5,424
Total liabilities	150,741	202,267
Commitments and contingencies		
Stockholders' equity (deficit)		
Preferred stock, $100.00 par value, 750 shares authorized, no shares issued	—	—
Common stock, $0.50 par value, authorized 500,000 shares, issued 32,336 shares	16,168	16,168
Additional paid-in capital	101,914	100,024
Accumulated earnings (net distributions to Ceridian in excess of accumulated earnings) prior to spin-off	(242,870)	(242,870)
Retained earnings subsequent to spin-off	173,360	112,795
Common stock held in treasury, 1,376 shares in 2004 and 1,626 shares in 2003	(688)	(813)
Accumulated other comprehensive loss	(2,504)	(3,377)
Total stockholders' equity (deficit)	45,380	(18,073)
Total liabilities and stockholders' equity (deficit)	$ 196,121	$ 184,194

See notes to consolidated financial statements.

ARBITRON INC.

Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002
(In thousands, except per share data)

	2004	2003	2002
Revenue	$296,553	$273,550	$249,757
Costs and expenses			
Cost of revenue	109,951	103,109	91,821
Selling, general and administrative	62,421	58,662	53,096
Research and development	33,297	25,842	24,728
Total costs and expenses	205,669	187,613	169,645
Operating income	90,884	85,937	80,112
Equity in net income of affiliate	7,552	6,754	5,627
Income before interest and income tax expense	98,436	92,691	85,739
Interest income	1,099	741	596
Interest expense	7,909	12,338	16,815
Income before income tax expense	91,626	81,094	69,520
Income tax expense	31,061	31,221	26,765
Net income	$ 60,565	$ 49,873	$ 42,755
Net income per weighted average common share			
Basic	$ 1.96	$ 1.66	$ 1.45
Diluted	$ 1.92	$ 1.63	$ 1.42
Weighted average common shares used in calculations			
Basic	30,972	30,010	29,413
Potentially dilutive securities	499	606	636
Diluted	31,471	30,616	30,049

See notes to consolidated financial statements.

ARBITRON, INC.

Consolidated Statements of Stockholders' Equity (Deficit)
Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	Number of Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Earnings (Net Distributions to Ceridian in Excess of Accumulated Earnings) Prior to Spin-off	Retained Earnings Subsequent to Spin-off	Common Stock Held in Treasury	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance at December 31, 2001	29,202	$16,166	$ 59,349	$(260,146)	$ 20,167	$(1,565)	$(3,080)	$(169,109)
Net income	—	—	—	—	42,755	—	—	42,755
Other comprehensive income (loss)								
Net change in foreign currency translation	—	—	—	—	—	—	246	246
Change in additional minimum pension liability — qualified plan	—	—	—	—	—	—	(3,026)	(3,026)
Change in additional minimum pension liability — non-qualified plan	—	—	—	—	—	—	84	84
Change in unrealized loss on interest rate swap	—	—	—	—	—	—	15	15
Income tax benefit	—	—	—	—	—	—	1,138	1,138
Adjustments to distributions from Ceridian, net	—	—	—	17,276	—	—	—	17,276
Common stock issued	409	2	7,690	—	—	202	—	7,894
Tax benefit from stock option exercises and other plans	—	—	2,148	—	—	—	—	2,148
Balance at December 31, 2002	29,611	16,168	69,187	(242,870)	62,922	(1,363)	(4,623)	(100,579)
Net income	—	—	—	—	49,873	—	—	49,873
Other comprehensive income (loss)								
Net change in foreign currency translation	—	—	—	—	—	—	306	306
Change in additional minimum pension liability — qualified plan	—	—	—	—	—	—	(1,275)	(1,275)
Change in additional minimum pension liability — non-qualified plan	—	—	—	—	—	—	(405)	(405)
Change in unrealized loss on interest rate swap	—	—	—	—	—	—	3,125	3,125
Income tax benefit	—	—	—	—	—	—	(505)	(505)
Common stock issued	1,099	—	24,790	—	—	550	—	25,340
Tax benefit from stock option exercises and other plans	—	—	6,047	—	—	—	—	6,047
Balance at December 31, 2003	30,710	16,168	100,024	(242,870)	112,795	(813)	(3,377)	(18,073)
Net income	—	—	—	—	60,565	—	—	60,565
Other comprehensive income (loss)								—
Net change in foreign currency translation	—	—	—	—	—	—	230	230
Change in additional minimum pension liability — qualified plan	—	—	—	—	—	—	(226)	(226)
Change in additional minimum pension liability — non-qualified plan	—	—	—	—	—	—	394	394
Change in unrealized loss on interest rate swap							1,171	1,171
Income tax benefit	—	—	—	—	—	—	(696)	(696)
Common stock issued	916	—	20,908	—	—	459	—	21,367
Noncash compensation	—	—	188	—	—	—	—	188
Common stock repurchased	(666)	—	(24,692)	—	—	(334)	—	(25,026)
Tax benefit from stock option exercises and other plans	—	—	5,486	—	—	—	—	5,486
Balance at December 31, 2004	30,960	$16,168	$101,914	$(242,870)	$173,360	$ (688)	$(2,504)	$ 45,380

See notes to consolidated financial statements.

ARBITRON INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Cash flows from operating activities			
Net income	$ 60,565	$ 49,873	$ 42,755
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	4,334	3,953	3,177
Amortization of intangible assets	1,388	884	1,192
Loss on asset disposals	541	434	119
Asset impairment charges	328	178	—
Deferred income taxes	22,748	(1,935)	22,905
Equity in net income of affiliate	(7,552)	(6,754)	(5,627)
Distributions from affiliate	6,375	6,050	5,100
Bad debt expense	305	324	294
Tax benefit from stock option exercises	5,486	6,047	2,148
Noncash compensation	188	—	—
Changes in operating assets and liabilities, excluding effects of business acquisitions			
Trade accounts receivable	(1,231)	(999)	(1,268)
Prepaid expenses and other assets	490	471	2,475
Accounts payable	42	757	(834)
Accrued expense and other current liabilities	2,721	3,276	3,908
Deferred revenue	705	3,614	1,715
Other noncurrent liabilities	649	(818)	(1,733)
Net cash provided by operating activities	98,082	65,355	76,326
Cash flows from investing activities			
Additions to property and equipment	(10,164)	(5,350)	(6,779)
Payments for business acquisitions	(8,928)	—	(15,600)
Net cash used in investing activities	(19,092)	(5,350)	(22,379)
Cash flows from financing activities			
Proceeds from stock option exercises and stock purchase plan	19,287	25,051	7,894
Stock repurchases	(25,026)	—	—
Payment of long-term debt	(55,000)	(60,000)	(40,000)
Net cash used in financing activities	(60,739)	(34,949)	(32,106)
Effect of exchange rate changes on cash and cash equivalents	217	282	211
Net increase in cash and cash equivalents	18,468	25,338	22,052
Cash and cash equivalents at beginning of year	68,433	43,095	21,043
Cash and cash equivalents at end of year	$ 86,901	$ 68,433	$ 43,095

See notes to consolidated financial statements.

1. Basis of Presentation

Description of Business

Arbitron Inc. ("Arbitron" or the "Company") is an international media and marketing research firm primarily serving radio, cable, advertising agencies, advertisers, outdoor and out-of-home media and, through its Scarborough joint venture, broadcast television and print media.

Arbitron currently has four main services: measuring radio audiences in local markets in the United States and Mexico; measuring national radio audiences and the audience size of network radio programs and commercials; providing application software used for accessing and analyzing media audience and marketing information data; and providing consumer and media usage information services to radio, cable, retailers, advertising agencies, advertisers, outdoor and out-of-home media, online industries and, through its Scarborough joint venture, broadcast television and print media.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements of Arbitron reflect the consolidated financial position, results of operations and cash flows of Arbitron Inc. and its subsidiaries: Arbitron Holdings Inc., Audience Research Bureau S.A. de C.V., Ceridian Infotech (India) Private Limited, CSW Research Limited and Euro Fieldwork Limited.

Revenue Recognition

Syndicated or recurring products and services are licensed on a contractual basis. Revenues for such products and services are recognized over the term of the license agreement as products or services are delivered. Customer billings in advance of delivery are recorded as deferred revenue in the accompanying consolidated balance sheets. Deferred revenue relates primarily to quantitative radio measurement surveys which were delivered to customers in the quarter following the respective year-end. Software revenue is recognized ratably over the life of the agreement in accordance with Statement of Position 97-2, *Software Revenue Recognition.*

Expense Recognition

Direct costs associated with the Company's data collection and diary processing are recognized when incurred and are included in cost of revenue. Research and development expenses consist primarily of expenses associated with the development of new products and software and are expensed as incurred.

Cash Equivalents

Cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less.

Trade Accounts Receivable

Trade accounts receivable are recorded at invoiced amounts. The allowance of doubtful accounts is estimated based on historical trends of past due accounts and write-offs.

Property and Equipment

Property and equipment are recorded at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Computer equipment	3 years
Purchased software and development costs	3 - 5 years
Leasehold improvements	Useful life or life of lease
Machinery, furniture and fixtures	3 - 6 years

Repairs and maintenance are charged to expense as incurred. Gains and losses on dispositions are included in the consolidated results of operations at the date of disposal.

Expenditures for major software purchases and software developed for internal use are capitalized. For software developed for internal use, all external direct costs for materials and services and certain payroll and related fringe benefit costs are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Computer software maintenance costs are expensed as incurred.

Investment in Affiliate

Investment in affiliate is accounted for using the equity method where the Company has an ownership interest of 50% or less and the ability to exercise significant influence or has a majority ownership interest but does not have the ability to exercise effective control.

Goodwill and Other Intangibles

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142"). SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized at the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Derivatives

The Company accounted for derivative financial instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activity* (as amended by SFAS No. 138). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. These fair value adjustments are to be included either in the determination of net income or as a component of other comprehensive income, depending on the purpose for the derivative transaction.

On the date a derivative contract is entered into, the Company designates the derivative as a fair value hedge, a cash flow hedge or a foreign currency hedge. The Company formally documents relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking hedge transactions. The Company also assesses, both at inception, and on an ongoing basis, whether derivatives that are used in hedging transactions are highly effective in mitigating the identified risks.

Derivatives used to hedge variable interest rate risk are recorded on the balance sheet at their fair value, as either liabilities or assets with the related unrealized gain or loss as a component of accumulated other comprehensive income. Any realized gains or losses due to hedge ineffectiveness would be recorded as an adjustment to interest expense in the consolidated statements of income.

The Company does not hold or issue derivative financial instruments for speculative or trading purposes.

Pro Forma Disclosures of Stock-Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25,* issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price of the options. SFAS No. 123, *Accounting for Stock-Based Compensation* (as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transitions and Disclosures*), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each year (dollars in thousands, except per share data):

	2004	2003	2002
Net income, as reported	$ 60,565	$ 49,873	$ 42,755
Add: Nonemployee stock-based compensation expense, net of tax	116	—	—
Less: Stock-based compensation expense determined under fair value method, net of tax	3,042	3,168	4,213
Pro forma net income	$ 57,639	$ 46,705	$ 38,542
Basic net income per weighted average common share, as reported	$ 1.96	$ 1.66	$ 1.45
Pro forma basic net income per weighted average common share	$ 1.86	$ 1.56	$ 1.31
Diluted net income per weighted average common share, as reported	$ 1.92	$ 1.63	$ 1.42
Pro forma diluted net income per weighted average common share	$ 1.83	$ 1.52	$ 1.26
Options granted to employees and directors	485,393	585,437	546,024
Weighted-average exercise price	$ 37.96	$ 34.79	$ 34.67
Weighted-average fair value	$ 13.09	$ 7.57	$ 8.01
Weighted-average assumptions:			
Expected lives in years	6.0	4.0	4.0
Expected volatility	27.3%	23.9%	24.8%
Expected dividend rate	—	—	—
Risk-free interest rate	3.69%	2.77%	2.75%

Net Income per Weighted Average Common Share

Potentially dilutive securities are calculated in accordance with the treasury stock method, which assumes that the proceeds from the exercise of all stock options are used to repurchase the Company's common stock at the average market price for the period. Options totaling 402,538 in 2004, 14,084 in 2003 and 529,233 in 2002, were not included in the computation of diluted net income per common share because the options' exercise prices exceeded the average market price of the Company's common stock.

Translation of Foreign Currencies

Financial statements of foreign subsidiaries are translated into United States dollars at current rates at the end of the period except that revenue and expenses are translated at average current exchange rates during each reporting period. Net translation exchange gains or losses and the effect of exchange rate changes on intercompany transactions of a long-term nature are accumulated and charged directly to a separate component of other comprehensive income and accumulated other comprehensive loss in stockholders' equity (deficit). Gains and losses from translation of assets and liabilities denominated in other than the functional currency of the operation are recorded in income as incurred.

Advertising Expense

The Company recognizes advertising expense the first time advertising takes place. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $1.5 million, $1.9 million and $1.5 million, respectively.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include: valuation allowances for receivables; deferred income tax assets; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2004, the FASB recently enacted SFAS 123R, *"Share-Based Payment"* which replaces SFAS 123, *"Accounting for Stock-Based Compensation"* and supersedes APB 25, *"Accounting for Stock Issued to Employees."* SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005.

Arbitron is required to adopt SFAS 123R in the third quarter of 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Note 2 in the Notes to Consolidated Financial Statements for the pro forma net income and net income per share amounts, for 2004, 2003 and 2002. Although Arbitron has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123R and expects the adoption to have a significant adverse impact on the Company's consolidated statements of income and net income per share.

3. Investment in Affiliate

Investment in affiliate consists of the Company's 49.5% interest in Scarborough Research ("Scarborough"), a syndicated, qualitative local market research partnership, which is accounted for using the equity method of accounting.

Under the Scarborough partnership agreement, the Company has the exclusive right to license Scarborough's services to radio stations, cable companies, and outdoor media, and a nonexclusive right to license Scarborough's services to advertising agencies and advertisers. The Company pays a royalty fee to Scarborough based on a percentage of revenues. Royalties of approximately $22.8 million, $19.6 million and $17.1 million for 2004, 2003 and 2002, respectively, are included in cost of revenue in the Company's consolidated statements of income. Accrued royalties due to Scarborough as of December 31, 2004 and 2003 of $5.5 million and $3.0 million, respectively, are included in accrued expenses and other current liabilities in the consolidated balance sheets.

Scarborough's revenue was $54.9 million, $49.7 million and $43.7 million in 2004, 2003 and 2002, respectively. The Company's equity in net income of Scarborough was $7.6 million, $6.8 million and $5.6 million in 2004, 2003 and 2002, respectively. The Company received distributions from Scarborough in 2004, 2003 and 2002 of $6.4 million, $6.1 million and $5.1 million, respectively.

4. Property and Equipment

Property and equipment as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004	2003
Computer equipment	$ 8,519	$ 7,894
Purchased software and development costs	14,756	11,101
Leasehold improvements	7,133	6,892
Machinery, furniture and fixtures	4,830	4,160
Portable People Meter equipment	2,754	1,963
	37,992	32,010
Accumulated depreciation and amortization	(19,456)	(18,828)
Property and equipment, net	$ 18,536	$ 13,182

Depreciation and amortization expense for 2004, 2003 and 2002 was $4.3 million, $4.0 million and $3.2 million, respectively.

Capitalized interest costs for 2004 and 2003 were $0.4 million and $0.2 million, respectively.

5. Goodwill and Other Intangible Assets

Under SFAS No. 142, *Goodwill and Other Intangible Assets,* the Company is no longer amortizing goodwill, rather goodwill is measured for impairment annually on January 1 under the guidance set forth in the standard. During 2004, 2003 and 2002, the Company tested its goodwill in accordance with the standard and concluded no impairment charge was required.

Intangible assets, which consists primarily of acquired software, customer lists and noncompete agreements, with finite lives are being amortized to expense over their estimated useful lives. As of December 31, 2004, the Company's intangible assets with finite lives acquired in 2004 had a weighted average useful life of three years. As of December 31, 2004, the Company had no intangible assets with indefinite useful lives. Amortization expense for intangible assets for 2004, 2003 and 2002 was $1.4 million, $0.9 million and $1.2 million, respectively. Amortization expense for intangible assets is estimated to be $1.6 million in 2005, $1.2 million in 2006, $0.5 million in 2007, $0.1 million in 2008 and $0 in 2009.

Changes in goodwill for the years ended December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Beginning of year balance	$32,937	$32,937
MRP acquisition	4,836	—
End of year balance	$37,773	$32,937

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2004 and 2003 consist of the following (in thousands):

	2004	2003
Employee compensation and benefits	$17,307	$14,332
Federal and state income taxes	5,078	7,837
Royalties due to Scarborough	5,484	3,046
Interest	830	842
Sales and value added taxes	1,403	1,091
Other	853	971
	$30,955	$28,119

7. Purchase Acquisition

On March 11, 2004, Arbitron acquired certain assets of Marketing Resources Plus from Interactive Market Systems, Inc., part of the VNU Media Measurement and Information Group, for $8.9 million in cash. The $8.9 million purchase price was allocated as follows: $0.5 million in tangible net assets, $3.6 million in identifiable intangible assets and $4.8 million in goodwill.

8. Long-term Debt

Long-term debt as of December 31, 2004 and 2003 consisted of the following (in thousands):

	2004	2003
Senior fixed rate notes	$50,000	$ 50,000
Revolving credit facility	—	55,000
	$50,000	$105,000

On January 31, 2001, the Company entered into a $225.0 million five-year revolving credit agreement with a consortium of banks ("Credit Facility"). In connection with the Company's spin-off of Ceridian Corporation ("Ceridian") in March 2001, $200.0 million was drawn on the Credit Facility and distributed to Ceridian.

On September 30, 2004, Arbitron paid the remaining $25.0 million outstanding under the Credit Facility. The effective interest rate on the Credit Facility borrowings outstanding prior to the payment on September 30, 2004, was 7.02%.

Arbitron's commitment under the Credit Facility, which was $225.0 million at inception, had been reduced to $0.2 million as of December 28, 2004. Available borrowings under the Credit Facility were $0.1 million as of December 31, 2004. A letter of credit remained outstanding in the amount of $0.1 million on the Credit Facility as of December 31, 2004. On January 27, 2005, the letter of credit was discontinued. On January 31, 2005, the Credit Facility was terminated at the request of Arbitron.

Upon consummation of the spin-off, the Company issued $50.0 million of senior secured notes due January 31, 2008, and distributed the proceeds to Ceridian. The notes bear interest at a fixed rate of 9.96%. The senior secured notes agreement contains covenants. The agreement also contains a make-whole provision that applies in the event of early prepayment of principal. The fair value of the senior secured notes as of December 31, 2004 and 2003 was $53.8 million and $55.3 million, respectively, and was estimated using a cash flow valuation model and available market data for securities with similar maturity dates. Under the terms of the senior secured notes, the Company is required to maintain certain other financial ratios, in addition to the leverage ratio, and meet other financial conditions. The senior secured notes limits, among other things, the Company's ability to buy or sell assets, incur additional indebtedness, grant or incur liens on its assets, make investments or acquisitions, repurchase or redeem capital stock and engage in certain mergers or consolidations. The Company was in compliance with its covenants as of December 31, 2004.

If a default occurs under the borrowings, the lenders under Arbitron's secured senior notes could proceed against the lenders' collateral, which includes a first priority lien on substantially all of the assets of Arbitron and its domestic subsidiaries and a pledge of the capital stock of all of its domestic subsidiaries and of 65% of the capital stock of its foreign subsidiaries. In addition, a default may result in higher rates of interest and the inability to obtain additional capital.

Interest paid in 2004 and 2003 was $7.4 million and $11.8 million, respectively.

Annual maturities of the Company's long-term debt based on projected commitment reductions is $0 in 2005, $0 in 2006, $0 in 2007, $50.0 million in 2008 and $0 in 2009. As of December 31, 2004, the Company had outstanding letters of credit of $0.1 million. The outstanding letter of credit was terminated on January 27, 2005.

9. Interest Rate Swap

The Company entered into an interest rate swap agreement effective March 29, 2001, to hedge its exposure to fluctuations in interest rates relating to its outstanding variable rate debt. The interest rate swap agreement was designated as a cash flow hedge, and was designed to be entirely effective by matching the terms of the swap agreement with the debt. The fair value of the cash flow hedge had been recorded as a noncurrent liability, and the offsetting unrealized loss had been recorded in accumulated other comprehensive loss until September 30, 2004. On September 30, 2004, the Company paid down the debt and retired the swap and recognized a loss of $0.1 million, which was recorded as interest expense in the 2004 consolidated statement of income.

The Company's risk-management objective for entering into the interest rate swap was to mitigate its exposure to interest rate risk. The Company's initial strategy was to lock into a fixed rate of interest with a pay-fixed, receive-variable interest rate swap, thereby hedging exposure to the variability in future cash flows.

10. Comprehensive Income

The Company's comprehensive income is comprised of net income, foreign currency translation adjustments, changes in additional minimum pension liabilities and changes in unrealized gains and losses on the interest rate swap agreement.

The components of comprehensive income for the years ended December 31, 2004, 2003 and 2002 were as follows (in thousands):

	2004	2003	2002
Net income	$60,565	$49,873	$42,755
Other comprehensive income (loss)			
Change in foreign currency translation adjustment	230	306	246
Change in fair value of interest rate swap	1,171	3,125	15
Change in additional minimum pension liabilities	168	(1,680)	(2,942)
Income tax benefit, net	(696)	(505)	1,138
Comprehensive income	$61,438	$51,119	$41,212

The components of accumulated other comprehensive loss as of December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Foreign currency translation adjustment	$ 466	$ 236
Unrealized loss on interest rate swap	—	(1,171)
Additional minimum pension liability	(4,538)	(4,706)
Income tax benefit	1,568	2,264
	$(2,504)	$(3,377)

11. Commitments and Contingencies

Leases

Arbitron conducts all of its operations in leased facilities and leases certain equipment which have minimum lease obligations under noncancelable operating leases. Certain of these leases contain rent escalations based on specified percentages. Most of the leases contain renewal options and require payments for taxes, insurance and maintenance. Rent expense is charged to operations as incurred except for escalating rents, which are charged to operations on a straight-line basis over the life of the lease. Rent expense was $9.1 million, $8.5 million and $8.4 million in 2004, 2003 and 2002, respectively.

Future minimum lease commitments under noncancelable operating leases having an initial term of more than one year, are as follows (in thousands):

2005	$ 8,918
2006	8,305
2007	4,410
2008	3,686
2009	3,480
Thereafter	8,865
	$37,664

Legal Matters

The Company is involved, from time to time, in litigation and proceedings arising out of the ordinary course of business. There are no pending material legal proceedings or environmental investigations to which the Company is a party or to which the property of the Company is subject.

12. Income Taxes

The provision for income taxes is based on income recognized for consolidated financial statement purposes and includes the effects of permanent and temporary differences between such income and income recognized for income tax return purposes. As a result of the spin-off, deferred tax assets consisting of net operating loss and credit carryforwards were transferred from Ceridian to Arbitron, along with temporary differences related to the Arbitron business. The net operating loss carryforwards will expire in varying amounts from 2005 to 2022. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The components of income before income tax expense and a reconciliation of the statutory federal income tax rate to the income tax rate on income before income tax expense for the years ended December 31, 2004, 2003 and 2002 are as follows (dollars in thousands):

	2004	2003	2002
Income before income tax expense:			
U.S.	$91,469	$80,357	$69,591
International	157	737	(71)
Total	$91,626	$81,094	$69,520
Income tax expense:			
Current:			
U.S.	$10,553	$28,925	$ 2,188
State and other	(2,240)	4,231	1,672
	8,313	33,156	3,860
Deferred:			
U.S.	18,455	(1,729)	21,304
State and other	6,500	(206)	1,601
Reduction in valuation allowance	(2,207)	—	—
Total	22,748	(1,935)	22,905
	$31,061	$31,221	$26,765
U.S. statutory rate	35%	35%	35%

	2004	2003	2002
Income tax expense at U.S. statutory rate	$32,069	$28,383	$24,332
State income taxes, net of federal benefit	2,769	2,616	2,145
Meals and entertainment	295	261	260
Reduction in valuation allowance for State NOLs	(2,207)	—	—
Reversal of reserve for tax contingencies	(1,718)	—	—
Other	(147)	(39)	28
Income tax expense	$31,061	$31,221	$26,765
Effective tax rate	33.9%	38.5%	38.5%

The effective tax rate of 33.9% was lower in 2004 than the effective tax rate of 38.5% in 2003 because certain reserves for tax contingencies were reversed in the third quarter of 2004 due to guidance in an Internal Revenue Service Revenue Procedure. Also in the third quarter of 2004, the valuation allowance on the deferred tax assets related to state net operating loss carryforwards was reduced due to higher actual and projected taxable income in the applicable states. The net benefit of these changes was $4.2 million in 2004.

Reserves have been recorded for unasserted contingent claims as the Company is subject to federal and state audits throughout the normal course of operations.

Pursuant to an Internal Revenue Service Revenue Procedure issued during the second quarter of 2004, the Company changed its tax method of accounting for advanced customer payments. Primarily as a result of the method change, income taxes of approximately $21.8 million paid in 2003 were applied toward the Company's 2004 tax liability, and the deferred tax assets no longer include a temporary difference for deferred revenue. Temporary differences and the resulting deferred income tax assets as of December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Deferred tax assets:		
Deferred revenue	$ —	$21,942
Income tax benefit of other comprehensive loss	1,568	2,264
Depreciation	752	1,062
Accruals	3,335	2,628
Net operating loss carryforwards	5,079	5,034
Other deferred tax assets	615	342
	11,349	33,272
Deferred tax liabilities:		
Goodwill and other intangible amortization	$(3,078)	$(1,178)
Other deferred tax liabilities	(884)	(1,265)
	(3,962)	(2,443)
Net deferred tax assets:	$ 7,387	$30,829

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which the temporary differences become deductible and before tax credits or net operating loss carryforwards expire. Management considered historical results of Arbitron during the previous three years and projected future taxable income and determined no valuation allowance was required at December 31, 2004 and 2003, except for state operating loss carryforwards, which are presented net of a valuation allowance of $1.2 million and $7.8 million, respectively.

Income taxes paid in 2004 and 2003 were $5.6 million and $27.0 million, respectively.

13. Retirement Plans

Pension Benefits

Arbitron's United States employees participate in a defined benefit pension plan that closed to new participants effective January 1, 1995. Benefits under the plan for most employees are calculated using the final five year average salary of the employee. Employees participate in this plan by means of salary deduction contributions. Retirement plan funding amounts are based on independent consulting actuaries' determination of the Employee Retirement Income Security Act of 1974 funding requirements.

Due primarily to a drop in the discount rate and the effect of the plan's investment experience as of the September 30, 2004 and 2003 measurement dates on the valuation of plan assets, the accrued benefit obligation of the plan exceeded the fair value of plan assets. Pension expense was $1.2 million, $1.0 million and $0.5 million for 2004, 2003 and 2002, respectively. The Company's pension obligations exceeded plan assets by $5.1 million and $4.7 million as of September 30, 2004 and 2003, respectively.

The Company's overall expected long-term rate of return on assets is 8.0%. Arbitron employs a total return investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth and value stocks. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and periodic investment performance reviews.

Arbitron's pension plan weighted-average asset allocations as of September 30, 2004 and 2003, by asset category were as follows:

Asset Category	Plan Assets as of September 30, 2004	2003
Equity Securities	59%	58%
Debt Securities	39%	40%
Cash and Cash Equivalents	2%	2%
Total	100%	100%

Arbitron's investment strategy is to diversify assets so that adverse results from one asset or asset class will not have an unduly detrimental effect on the entire portfolio. Diversification includes by type, by characteristic, and by number of investments, as well as by investment style of management organization. Cash held and intended to pay benefits is considered to be a residual asset in the asset mix, and therefore, compliance with the ranges and targets specified shall be calculated excluding such reserves. Assets of the plan do not include securities issued by Arbitron. The target allocation for each asset class is 60% equity securities and 40% debt securities.

Arbitron's estimate for contributions to be paid in 2005 is $1.0 million. The expected benefit payments are as follows (in thousands):

2005	$ 805
2006	744
2007	1,092
2008	1,180
2009	1,315
2010-2014	8,492
	$13,628

The funded status of the plan as of the measurement dates of September 30, 2004 and 2003, and change in funded status for the annual period ended September 30, 2004 and 2003 are shown in the accompanying table, along with the net periodic pension cost and assumptions used in calculations.

Postretirement Benefits

Arbitron provides health care benefits for eligible retired employees who participate in the pension plan and were hired before January 1, 1992. These postretirement benefits are provided by several health care plans in the United States for both pre-age 65 retirees and certain grandfathered post-age 65 retirees. Employer contributions to these plans differ for various groups of retirees and future retirees. Employees hired before January 1, 1992 and retiring after that date may enroll in plans for which a company subsidy is provided through age 64.

The Company's postretirement benefit liability was $0.7 million and $0.6 million, as of December 31, 2004 and 2003, respectively. The Company's postretirement benefit expense was $0.1 million in the years ended December 31, 2004, 2003 and 2002.

Arbitron does not expect to make contributions in 2005. The expected benefit payments are as follows (in thousands):

2005	$ 24
2006	37
2007	47
2008	59
2009	71
2010-2014	472
	$710

The accompanying table presents the balances of and changes in the aggregate benefit obligation as of the measurement dates of September 30, 2004 and 2003, and the components of net periodic postretirement benefit cost. The plan is unfunded.

	Defined Benefit Pension Plan September 30,		Postretirement Plan September 30,	
	2004	2003	2004	2003
	(Dollars in thousands)			
Change in benefit obligation during the period				
At beginning of period	$22,330	$19,558	$ 802	$ 674
Service cost	742	559	31	19
Interest cost	1,415	1,304	63	45
Plan participants' contributions	343	342	7	3
Actuarial loss	1,222	1,055	451	67
Benefits paid	(394)	(488)	(16)	(6)
At end of period	$25,658	$22,330	$ 1,338	$ 802
Change in fair value of plan assets				
At beginning of period	$17,630	$14,880	$ —	$ —
Actual return on plan assets	1,940	417	—	—
Employer contribution	1,078	2,479	9	3
Plan participants' contributions	343	342	7	3
Benefits paid	(394)	(488)	(16)	(6)
At end of period	$20,597	$17,630	$ —	$ —
Funded status of plan				
Funded status	$(5,061)	$(4,700)	$(1,338)	$(802)
Unrecognized net actuarial loss	8,390	8,091	616	189
Unrecognized prior service cost	116	138	—	—
Fourth quarter participant contributions	—	—	19	2
Intangible asset	(116)	(138)	—	—
Amount included in comprehensive income	(4,527)	(4,301)	—	—
Net liability	$(1,198)	$ (910)	$ (703)	$(611)
Net periodic cost				
Service cost of benefits	$ 742	$ 559	$ 31	$ 19
Interest cost	1,415	1,304	63	45
Expected return on plan assets	(1,486)	(1,322)	—	—
Amortization of net actuarial loss	469	430	23	6
Amortization of prior service cost	22	22	—	—
Total	$ 1,162	$ 993	$ 117	$ 70
Weighted-average assumptions				
Discount rate				
Components of cost	6.25%	6.75%	6.25%	6.75%
Benefit obligations	6.00%	6.25%	6.00%	6.25%
Expected return on plan assets	8.00%	8.00%	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

The accumulated benefit obligation for the defined benefit pension plan was $21.8 million and $18.5 million as of September 30, 2004 and 2003, respectively.

The assumed health care cost trend rate used in measuring the postretirement benefit obligation was 8.30% for pre-age 65 and post-age 65 in 2004, with pre-age and post-age 65 rates declining to an ultimate rate of 5.75% in 2007. A 1% change in this rate would change the benefit obligation by approximately $0.1 million and the aggregate service and interest cost by less than $0.1 million.

Supplemental Retirement

Arbitron also sponsors two nonqualified supplemental retirement plans. The projected benefit obligation at September 30, 2004 and 2003 was $2.0 million and $2.9 million, respectively. The accumulated benefit obligation at September 30, 2004 and 2003 was $1.2 million and $1.1 million, respectively. Net periodic pension costs were $0.5 million for 2004, $0.2 million for 2003 and less than $0.1 million for 2002. As of December 31, 2004 and 2003, prepaid pension costs of $0.4 million and $0.4 million, respectively, held in benefit protection trusts were included in other noncurrent assets in the consolidated balance sheets. The change in additional minimum liability for the years ended December 31, 2004 and 2003, was $(0.4) million and $0.4 million, respectively.

401(k) Plan

Arbitron employees may also participate in a defined contribution plan that is sponsored by the Company. The plan generally provides for employee salary deferral contributions of up to 17% of eligible employee compensation. Under the terms of the plan, Arbitron contributes a matching contribution of 50% up to a maximum of 3% to 6% of eligible employee compensation. The employer may also make an additional discretionary matching contribution of up to 30% up to a maximum of 3% to 6% of eligible employee compensation. Arbitron's costs with respect to its contributions to the defined contribution plan were $1.9 million, $1.5 million and $1.4 million in 2004, 2003 and 2002, respectively.

14. Stock-Based Compensation

The Company has two stock incentive plans ("SIP") from which awards of stock options, restricted stock awards and performance unit awards are granted to eligible participants: the 1999 SIP, which was approved by the Company's stockholders, and the 2001 SIP, which was not approved by the Company's stockholders. Eligible participants in the 1999 and 2001 SIPs include all employees of the Company and any nonemployee director, consultant and independent contractor of the Company. Stock options awarded to employees under the 1999 and 2001 SIPs generally vest annually over a three-year period, have five-year and ten-year terms and have an exercise price that may not be less than the fair market value of the underlying stock at the date of grant. Stock awards granted to directors under the 1999 SIP generally are exercisable in six months, have 10-year terms and have an exercise price that may not be less than the fair market value of the underlying stock at the date of grant. As of December 31, 2004, shares available for grant were 1,302,920 and 141,663 under the 1999 and 2001 SIPs, respectively.

Stock option activity and options outstanding for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Exercise price per share	Outstanding	Weighted average exercise price of options
Options in Arbitron stock, December 31, 2001	$ 5.88 - $42.71	3,701,680	$22.89
Granted	30.23 - 37.02	546,024	34.67
Exercised	5.88 - 32.86	(375,415)	18.95
Canceled	14.21 - 34.61	(49,006)	23.62
Options in Arbitron stock, December 31, 2002	$ 8.62 - $42.71	3,823,283	$24.95
Granted	$31.25 - $41.72	585,437	$34.79
Exercised	8.62 - 34.61	(1,069,818)	22.86
Canceled	20.95 - 35.08	(55,970)	27.33
Options in Arbitron stock, December 31, 2003	$13.92 - $42.71	3,282,932	$27.34
Granted	$36.38 - $43.90	490,393	$38.03
Exercised	13.92 - 35.08	(887,297)	22.97
Canceled	14.21 - 35.08	(37,039)	34.64
Options in Arbitron stock, December 31, 2004	$18.85 - $43.90	2,848,989	$30.45

Weighted average characteristics of outstanding and exercisable stock options by exercise price range as of December 31, 2004 were as follows:

	Outstanding Options			Exercisable Options	
Range of exercise price	Number of options	Average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$18.85 - $23.91	804,743	2.46	$21.95	788,243	$21.97
23.92 - 34.20	690,055	3.53	29.08	665,390	29.00
34.21 - 35.70	786,596	3.19	34.88	321,264	34.83
35.71 - 43.90	567,595	9.17	38.03	159,038	37.63
$18.85 - $43.90	2,848,989	4.26	$30.45	1,933,935	$27.81

The Company's Employee Stock Purchase Plan ("ESPP") provides for the issuance of up to 600,000 shares of newly issued or treasury common stock of Arbitron. The purchase price of the stock to ESPP participants is 85% of the lesser of the fair market value on either the first day or the last day of the applicable three-month offering period.

15. Significant Customers and Concentration of Credit Risk

Arbitron's quantitative radio audience measurement service and related software sales accounted for approximately 85% of its revenue in 2004, the largest portion of which is provided to radio broadcasters. Arbitron has two customers that individually represent 10% or more of its revenue. For the years 2004, 2003 and 2002, those customers represented 21% and 10%, 21% and 10%, and 21% and 11%, respectively, of the Company's revenue. Although the industry consolidation has led to a concentration of Arbitron's customer base, the Company believes that the consolidating enterprises are well financed, publicly held companies with whom it has good relationships. Arbitron routinely assesses the financial strength of its customers and has experienced only nominal losses on its trade accounts receivable.

16. Financial Instruments

Fair values of trade accounts receivable and accounts payable approximate carrying values due to their short-term nature. The fair value of the senior secured notes as of December 31, 2004 and 2003 was $53.8 million and $55.3 million, respectively, and was estimated using a cash flow valuation model and available market data for securities with similar maturity dates.

17. Stock Repurchase

On September 9, 2004, the Company announced that its Board of Directors authorized a repurchase program under which the Company could purchase up to $25.0 million of its outstanding common stock through December 31, 2004. As of December 31, 2004, the Company had repurchased an aggregate of 666,100 shares under the program for an aggregate purchase price of $25.0 million.

18. Subsequent Event

Arbitron announced on February 28, 2005 that its Board of Directors approved the payment of the Company's first cash dividend of $0.10 per common share. The dividend will be paid on April 1, 2005 to stockholders of record as of the close of business on March 15, 2005.

19. Quarterly Information (Unaudited) (dollars in thousands, except per share data)

	Three Months Ended				Year Ended
	March 31	June 30	September 30	December 31	December 31
2004					
Revenue	$76,585	$65,084	$81,965	$72,919	$296,553
Operating income	33,234	12,019	34,836	10,795	90,884
Net income	18,104	8,615	24,228	9,618	60,565
Net income per weighted average common share					
Basic	$ 0.59	$ 0.28	$ 0.78	$ 0.31	$ 1.96
Diluted	$ 0.57	$ 0.27	$ 0.77	$ 0.31	$ 1.92
2003					
Revenue	$71,354	$61,448	$75,319	$65,429	$273,550
Operating income	31,109	12,669	31,261	10,898	85,937
Net income	16,118	8,006	17,011	8,738	49,873
Net income per weighted average common share					
Basic	$ 0.54	$ 0.27	$ 0.56	$ 0.29	$ 1.66
Diluted	$ 0.53	$ 0.26	$ 0.55	$ 0.28	$ 1.63

Arbitron, Inc.
Consolidated Schedule of Valuation and Qualifying Accounts
For the Years Ended December 31, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Allowance for doubtful trade accounts receivable:			
Balance at beginning of year	$1,081	$1,043	$ 995
Additions charged to expenses	305	324	294
Additions through business acquisition	75	—	—
Write-offs net of recoveries	(337)	(286)	(246)
Balance at end of year	$1,124	$1,081	$1,043

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in, or disagreements with, accountants on accounting and financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15 of the rules promulgated under the Securities Exchange Act of 1934, as amended) as of the end of the most recent fiscal year. Based upon that evaluation, the Company's President and Chief Executive Officer and the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic Securities and Exchange Commission filings.

Management's Report on Internal Control Over Financial Reporting

Arbitron's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework." Our management has concluded that, as of December 31, 2004, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on our assessment of our internal control over financial reporting, which report is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

On November 16-17, 2004, the Board of Directors of Arbitron approved certain increases in the compensation payable to the nonemployee directors, effective January 1, 2005. Under the revised compensation arrangements, each director who is not also an employee of Arbitron or its subsidiaries is paid an annual retainer fee of $30,000, which is paid in quarterly installments. The nonemployee chair of the Audit Committee is paid a supplemental annual cash payment of $10,000; nonemployee chairs of the Compensation and Human Resources Committee, the Nominating Committee and the Technology Strategy Committee are paid a supplemental annual cash payment of $7,500. For each Board meeting attended, in person or by telephone, participating nonemployee directors receive $1,500. For each committee meeting attended, in person, participating nonemployee directors receive $1,500; and $750 for each committee meeting held by telephone.

Each newly elected nonemployee director will receive a one-time grant of an option to purchase 15,000 shares of Arbitron common stock. These options will become exercisable in three equal installments of 5,000 shares over a three-year period and will expire 10 years from their date of grant. Beginning the year after initial election to the Board of Directors, each nonemployee director will also receive an annual grant of an option to purchase 7,000 shares of Arbitron common stock on the date of the annual meeting of stockholders. The exercise price per share of each option granted will be 100% of the fair market value of the underlying Arbitron common stock on the date the option is granted. The options will be fully vested on the date of grant and become exercisable in full six months after their date of grant and will expire 10 years from the date of grant. The Chairman of the Board of Directors will also receive an annual stock option grant to purchase 10,000 shares in addition to the initial and annual option grants discussed above. These options will be fully vested on the date of grant and become exercisable in full six months after their date of grant and will expire 10 years from the date of grant.

The Company previously has adopted a Nonemployee Director Incentive Program, as a component of its 1999 Stock Incentive Plan, which permits nonemployee directors to receive, at their discretion, either stock options or deferred stock units in lieu of their annual cash retainers and meeting fees. A director who elects to receive options receives a number of options based on a calculation approved by the Board of Directors. The formula for determining the number of option shares is to divide the cash fees earned in the quarter by the closing price of Arbitron stock on the date of the grant, which is the last trading day of the quarter. This amount is then multiplied by four to arrive at the number of option shares granted. A director who elects to receive deferred stock units receives a number of units based on a calculation approved by the Board of Directors. The formula for determining the number of deferred stock units is to multiply the cash fees earned in the quarter by 120 percent and divide the result by the closing price of Arbitron stock on the date of the grant, which is the last trading day of the quarter.

A schedule outlining the terms of the current director compensation arrangements is filed herewith as Exhibit 10.18 and is incorporated by reference herein.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Arbitron has adopted a Code of Ethics for the Chief Executive Officer and Financial Managers ("Code of Ethics"), which applies to the Chief Executive Officer, the Chief Financial Officer and all managers in the Financial Organization of Arbitron. The Code of Ethics is available on Arbitron's Web site at www.arbitron.com. The Company intends to disclose any amendment to, or a waiver from, a provision of its Code of Ethics on its Web site within four business days following the date of the amendment or waiver.

Biographical information of Directors and Executive Officers required by this item is included in the sections entitled "Election of Directors" and "Executive Compensation and Other Information" of the definitive proxy statement for the Annual Stockholders Meeting to be held in 2005 (the "proxy statement"), which is incorporated herein by reference and will be filed with the Securities and Exchange Commission not later than 120 days after the close of Arbitron's fiscal year ended December 31, 2004.

Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this item is included in the section entitled "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" of the proxy statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is included in the sections entitled "Election of Directors — Director Compensation" and "Executive Compensation and Other Information" of the proxy statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item regarding security ownership of certain beneficial owners and management is included in the section entitled "Stock Ownership Information" of the proxy statement, which is incorporated herein by reference.

The following table summarizes the equity compensation plans under which Arbitron's common stock may be issued as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,404,618	$30.87	1,302,920
Equity compensation plans not approved by security holders	444,371	$28.15	141,663
Totals	2,848,989	$30.45	1,444,583

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is included in the section entitled "Certain Relationships and Related Transactions" of the proxy statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is included in the section entitled "Independent Auditors and Audit Fees" of the proxy statement, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

(1) Financial Statements: The following financial statements, together with the report thereon of independent auditors, are included in this Report:

- Independent Registered Public Accounting Firm Reports
- Consolidated Balance Sheets as of December 31, 2004 and 2003
- Consolidated Statements of Income for the Years Ended December 31, 2004, 2003 and 2002
- Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2004, 2003 and 2002
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002
- Notes to Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002

(2) Consolidated Financial Statement Schedule of Valuation and Qualifying Accounts

(3) Exhibits:

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation) (Filed as Exhibit 4.01 to Ceridian's Registration Statement on Form S-8 (File No. 33-54379) and incorporated herein by reference).

Exhibit No.	Description
3.2	Certificate of Amendment of Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation) (Filed as Exhibit 3 to Ceridian's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference).
3.3	Certificate of Amendment of Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation) (Filed as Exhibit 3.01 to Ceridian's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference).
3.4	Certificate of Amendment to Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation) (Filed as Exhibit 3.4 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
3.5	First Amended and Restated Bylaws of Arbitron Inc., effective as of August 29, 2002 (Filed as Exhibit 3.1 to Arbitron's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).
4.1	Specimen of Common Stock Certificate (Filed as Exhibit 4.1 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
10.1	Distribution Agreement, dated as of February 14, 2001, between Arbitron Inc. (formerly known as Ceridian Corporation) and Ceridian Corporation (formerly known as New Ceridian Corporation) (Filed as Exhibit 10.1 to New Ceridian's Registration Statement on Form 10 (SEC File No. 001-16149) and incorporated herein by reference).
10.2	Personnel Agreement, dated as of February 14, 2001, between Arbitron Inc. (formerly known as Ceridian Corporation) and Ceridian Corporation (formerly known as New Ceridian Corporation) (Filed as Exhibit 10.2 to New Ceridian's Registration Statement on Form 10 (SEC File No. 001-16149) and incorporated herein by reference).
10.3	Tax Matters Agreement, dated as of February 14, 2001, between Arbitron Inc. (formerly known as Ceridian Corporation) and Ceridian Corporation (formerly known as New Ceridian Corporation) (Filed as Exhibit 10.3 to New Ceridian's Registration Statement on Form 10 (SEC File No. 001-16149) and incorporated herein by reference).
10.4	Transition Services Agreement, dated as of February 14, 2001, between Arbitron Inc. (formerly known as Ceridian Corporation) and Ceridian Corporation (formerly known as New Ceridian Corporation) (Filed as Exhibit 10.4 to New Ceridian's Registration Statement on Form 10 (SEC File No. 001-16149) and incorporated herein by reference).
10.5	Sublease Agreement, dated as of February 14, 2001, between Arbitron Inc. (formerly known as Ceridian Corporation) and Ceridian Corporation (formerly known as New Ceridian Corporation) (Filed as Exhibit 10.5 to New Ceridian's Registration Statement on Form 10 (SEC File No. 001-16149) and incorporated herein by reference).
10.6	Credit Agreement, dated as of January 31, 2001, by and among Arbitron Inc. and the Lenders referred to therein and Bank of American, N.A., as administrative agent (Filed as Exhibit 10.6 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
10.7	Note Purchase Agreement, January 31, 2001, by and among Arbitron Inc. and the Note Holders referred to therein (Filed as Exhibit 10.7 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
10.8	Secured Subordinated Promissory Notes maturing January 31, 2008 of Arbitron Inc. (Filed as Exhibit 10.8 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
10.9	Subsidiary Guaranty, dated as of January 31, 2001, of Arbitron Holdings Inc. in favor of the Lenders referred to therein, the Swap Provider referred to therein and the Note Holders referred to therein (Filed as Exhibit 10.9 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
10.10	Arbitron Executive Investment Plan.*
10.11	Arbitron Inc. 1999 Stock Incentive Plan (Filed as Exhibit 10.10 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).*
10.12	Form of Non-Qualified Stock Option Agreement (Filed as Exhibit 10.1 to Arbitron's Current Report on Form 8-K, dated February 23, 2005 and incorporated herein by reference).*

Exhibit No.	Description
10.13	Form of Non-Qualified Stock Option Agreement for Annual Non-Employee Director Stock Option Grants (Filed as Exhibit 10.2 to Arbitron's Current Report on Form 8-K, dated February 23, 2005 and incorporated herein by reference).*
10.14	Form of Non-Qualified Stock Option Agreement for Initial Non-Employee Director Stock Option Grants (Filed as Exhibit 10.3 to Arbitron's Current Report on Form 8-K, dated February 23, 2005 and incorporated herein by reference).*
10.15	Form of Non-Qualified Stock Option Agreement in Lieu of Fees Grants (Filed as Exhibit 10.4 to Arbitron's Current Report on Form 8-K, dated February 23, 2005 and incorporated herein by reference).*
10.16	Arbitron Inc. Director Deferred Compensation Procedures.*
10.17	Form of Deferred Stock Unit Agreement for Non-Employee Directors (Filed as Exhibit 10.5 to Arbitron's Current Report on Form 8-K, dated February 23, 2005 and incorporated herein by reference).*
10.18	Director Compensation Schedule.*
10.19	Schedule of 2004 Bonuses and 2005 Bonus Parameters for Named Executive Officers.*
10.20	Arbitron Inc. Benefit Equalization Plan.*
10.21	Arbitron Inc. 2001 Broad Based Stock Incentive Plan (Filed as Exhibit 10.14 to Arbitron's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference).
10.22	Executive Employment Agreement, dated April 1, 2001, by and between Arbitron Inc. and Stephen B. Morris (Filed as Exhibit 10.15 to Arbitron's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference).*
10.23	Amendment No. 1 to the Executive Employment Agreement between Arbitron Inc. and Stephen B. Morris (Filed as Exhibit 10.18 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).*
10.24	Amendment No. 2 to the Executive Employment Agreement between Arbitron Inc. and Stephen B. Morris (Filed as Exhibit 10.19 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).*
10.25	Form of Executive Retention Agreement (Filed as Exhibit 10.20 to Arbitron's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).*
10.26	Customer Contract, dated as of December 27, 2004, by and between Arbitron Inc. and Clear Channel Communications, Inc.†
21	Subsidiaries of Arbitron Inc.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contract or compensatory plan, contract or arrangement required to be filed as an Exhibit.

† A request for confidential treatment has been submitted with respect to this exhibit. The copy filed as an exhibit omits the information subject to the request for confidential treatment.

(b) Exhibits

See (a)(3), above.

(c) Financial Statement Schedules

See (a)(2), above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

ARBITRON INC.

By: /s/ STEPHEN B. MORRIS
Stephen B. Morris
Chief Executive Officer and President

Date: March 8, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEPHEN B. MORRIS Stephen B. Morris	Chief Executive Officer, President and Director (Principal Executive Officer)	March 8, 2005
/s/ WILLIAM J. WALSH William J. Walsh	Executive Vice President of Finance and Planning and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 8, 2005
* Alan W. Aldworth	Director	
* Erica Farber	Director	
* Kenneth F. Gorman	Director	
* Philip Guarascio	Director	
* Larry E. Kittelberger	Director	
* Luis B. Nogales	Director	
* Lawrence Perlman	Director	
* Richard A. Post	Director	
*By: /s/ DOLORES L. CODY Dolores L. Cody Attorney-in-Fact		March 8, 2005



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ARBITRON

[illegible] West 57th Street
[illegible]ew York, NY 10019-3300
[illegible]

[illegible] South Riverside Plaza
[illegible] 1050
[illegible] IL 60606-6101
[illegible]

[illegible] Central Parkway
[illegible] 300
[illegible] GA 30328-1639
[illegible]

[illegible] Wilshire Boulevard
[illegible] 1600
[illegible] CA 90024-4341
[illegible]

[illegible] Noel Road
[illegible] 1120
[illegible] TX 75240-6646
[illegible]

[illegible] Patuxent Woods Drive
[illegible] MD 21046-1572
[illegible]

[illegible] Colonnade Parkway
[illegible] 400
[illegible] AL 35243

[illegible] Commerce Drive
[illegible] NJ 07016
[illegible]

[illegible] N. Delaware Street
[illegible] 1750
[illegible] IN 46204